Form 10-K, Exhibit 13
period 1999-12-31
PACIFIC CONTINENTAL CORP
filed 2000-03-27
CIK 1084717

                                                                    EXHIBIT 13.1

Pacific Continental Corporation
Selected Financial Data
(Dollars in thousands, except per share data)

                                                           1999           1998           1997           1996           1995
                                                       --------       --------       --------       --------       --------
For the year
 Net interest income                                   $ 15,981       $ 13,881       $ 12,304       $  9,974       $  8,168
 Provision for loan losses                             $    735       $    810       $    730       $    290       $    210
 Noninterest income                                    $  4,193       $  4,056       $  2,595       $  2,192       $  2,117
 Noninterest expense                                   $ 10,700       $  9,369       $  7,521       $  6,459       $  5,416
 Income taxes                                          $  3,364       $  2,985       $  2,431       $  2,074       $  1,656
 Net income                                            $  5,374       $  4,773       $  4,217       $  3,343       $  3,004
 Cash dividends                                        $  1,323       $  1,149       $    976       $    863       $    677

Per common share data (1)
 Net income
  Basic                                                $   1.13       $   1.01       $   0.95       $   0.77       $   0.70
  Diluted                                              $   1.12       $   0.99       $   0.92       $   0.75       $   0.68
Cash dividends                                         $   0.28       $   0.24       $   0.21       $   0.20       $   0.16
Market value, end of year                              $  13.00       $  17.88       $  15.33       $  10.00       $   9.57

At year end
 Assets                                                $271,088       $241,944       $200,120       $160,685       $122,843
 Loans, less allowance for loan loss                   $209,533       $185,292       $144,112       $121,994       $ 88,075
 Deposits                                              $224,175       $194,329       $167,295       $135,419       $100,863
 Shareholders' equity                                  $ 27,111       $ 27,126       $ 21,991       $ 17,230       $ 14,376

Average for the year
 Assets                                                $255,271       $214,247       $183,821       $144,959       $112,637
 Earning assets                                        $230,303       $193,163       $165,994       $130,573       $100,391
 Loans, less allowance for loan loss                   $195,355       $162,780       $141,050       $110,229       $ 81,683
 Deposits                                              $207,224       $172,081       $153,050       $119,791       $ 90,613
 Interest paying liabilities                           $169,054       $140,869       $123,735       $ 96,942       $ 74,755
 Shareholders' equity                                  $ 28,173       $ 24,787       $ 19,279       $ 15,968       $ 12,787

Financial ratios
 Return on average:
  Assets                                                   2.11%          2.23%          2.29%          2.31%          2.67%
  Shareholders' equity                                    19.08%         19.26%         21.87%         20.94%         23.49%
 Average shareholders' equity/average assets              11.04%         11.57%         10.49%         11.02%         11.35%
 Dividend payout ratio                                    24.62%         24.07%         22.54%         26.09%         22.92%
 Risk based capital:
  Tier I capital                                          12.07%         12.99%         13.81%         12.93%         14.69%
  Tier II capital                                         13.15%         13.98%         14.75%         13.64%         15.52%

(1) Per common share data is retroactively adjusted to reflect the stock splits and stock dividends of 1998,1997 and 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this annual report. All numbers, except per share data, are expressed in thousands of dollars.

This discussion contains certain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Readers are cautioned not to place undue reliance on these forward-looking statements.

Holding Company Reorganization. Effective June 7, 1999, Pacific Continental Bank completed its reorganization and formation of a bank holding company, Pacific Continental Corporation (the Company). At that time, the Bank ceased reporting under the Securities Exchange Act of 1934 with the FDIC, and the Company became the successor registrant reporting with the SEC. The reorganization was accounted for as a pooling of interests and required no restatement of previously reported income.


HIGHLIGHTS

Pacific Continental Corporation earned $5,374 or $1.13 per share in 1999 compared with $4,773 or $1.01 per share and $4,217 or $0.95 per share in 1998 and 1997, respectively.

At December 31, 1999, total assets were $271,088 an increase of 12% over 1998 year-end total assets of $241,944. Total deposits were $224,175 an increase of 15% over the 1998 total of $194,329. Shareholders' equity decreased to $27,111 in 1999 from $27,126 in 1998. During the last six months of 1999, the Company repurchased 243,000 shares of stock on the open market. The board of directors has approved the repurchase of an additional 147,000 shares in 2000.

Return on average assets was 2.11% in the current year, compared to 2.23% in 1998. Return on average equity for 1999 was 19.08% compared to 19.26% for the previous year.

During 1999 the Company opened its ninth banking office in Tualatin, Oregon located in the Portland Metropolitan Area. In 1999, the Company received regulatory approval to open its tenth office to be located on West 11th Avenue in Eugene, Oregon. The West 11th office is expected to open in the Spring of 2000.


RESULTS OF OPERATIONS

Net Interest Income

The largest component of the Company's earnings is from net interest income. Net interest income is the difference between interest income derived from earning assets, principally loans, and the interest expense associated with interest bearing liabilities, principally deposits.

The volume and mix of earning assets and funding sources, market rates of interest, demand for loans, and the availability of deposits affect net interest income.

Two tables follow which analyze the change in net interest income for 1999, 1998 and 1997. Table I, Average Balance, Analysis of Net Interest Earnings, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II, Analysis of Changes in Interest Income and Interest Expense, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates. Changes not solely due to volume or rate are allocated to volume.

1999 Compared to 1998

Net interest income for 1999 was $15,981, an increase of 15% over 1998 net interest income of $13,881. For 1999 net interest income, expressed as a percent of average earning assets, was 6.94%, a decline from 7.19% for the year 1998.

Interest and fees on earning assets increased 14%, or $2,782, to $22,624. This increase is primarily due to growth in earning assets. Average earning assets grew $37,140 or 19%. The growth in earning assets was primarily in loans, $32,575, and securities, $5,123. A decrease in average yield on earning assets from 10.27% in 1998 to 9.82% in 1999 and a decline in loan fees of $183, partially offset the gains attributable to increased volume. The decline in yields, excluding loan fees, reflects the national decline in interest rates experienced in the first eight months of 1999. The decline in loan fees resulted from competitive pressures in local markets.

Interest expense on interest bearing liabilities increased 11%, or $682, to $6,643. The increase in interest expense is primarily attributable to increased volume of interest bearing liabilities. Money market and NOW accounts, up $24,306 or 37% accounted for over 80% of the increase in interest expense related to volume. The growth of these core deposits allowed the Company to reduce more expensive time deposits and rely less on purchased funds and term borrowings to fund asset growth. The general decline in interest rates during the first eight months of 1999 resulted in lower rates paid on interest bearing liabilities helped offset a portion of the increased expense due to volume. In particular, the rate paid on savings deposits, time deposits, and federal funds purchased all show decreases ranging from 0.34% to 0.40%, reflecting the general decline in national rates through most of 1999.

The Company continues to benefit from funding with noninterest bearing sources. Average demand deposits increased 21% over 1998. Noninterest bearing liabilities represent 23% of total assets at December 31, 1999, a percentage well above peer group banks' ratio of 15%.

1998 Compared to 1997

Net interest income for 1998 was $13,881, an increase of 13% over 1997 net interest income of $12,304. Interest and fees on earning assets increased 13% or $2,231 to $19,842. The increase is due primarily to higher volumes of earning assets, which was partially offset by a decline in yields on earning assets from 10.61% in 1997 to 10.27% in 1998. Interest expense for 1998 of $654 was up 12% or $5,961. Increased volume of interest bearing liabilities was the most significant factor in the rise in interest expense. While the general decline in interest rates in late 1998 limited the increase in interest expense to some extent, use of higher cost deposit liabilities, term borrowings, and federal funds purchased prevented costs of interest bearing liabilities to fall as fast as the yield on earning assets. The overall rate on interest bearing liabilities fell only 0.06% from 1997, while the yield on earning assets fell 0.34%.

Provision for Possible Loan Losses

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of non-performing loans, and anticipated general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $735 in 1999, $810 in 1998, and $730 in 1997. The allowance for loan loss was $2,448, $2,070 and $1,503 at year-end 1999, 1998, and 1997, respectively. The provision for loan losses for 1999, 1998 and 1997 and the resulting increase in the allowance reflects growth in the loan portfolio and an increase in the level of nonperforming assets at year-end December 31, 1999.

Nonperforming assets, which includes nonaccrual loans, loans 90 days past due and still accruing interest, and other real estate owned, were $2,011, $1,120, and $793 at years ended 1999, 1998 and 1997, respectively. The December 31, 1999, nonperforming assets include $160 of government guaranteed loans and $345 of loans secured by cash deposits. At years ended 1998 and 1997, nonperforming assets include $94 and $0 of guaranteed government loans. As a percent of outstanding loans (excluding loans held for sale), the allowance for loan loss was 1.17% at the end of 1999. This compares to 1.15% and 1.08% at year-end 1998 and 1997. For the years 1999, 1998 and 1997 net loan charge-offs were $357, $244, and $175, respectively.

Noninterest Income

Noninterest income is income derived from sources other than fees and interest on earning assets. The Company's primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

1999 Compared to 1998

In 1999, noninterest income was $4,193, up 3% over 1998 income of $4,056. For 1999, noninterest income accounted for 21% of total operating revenue, compared to 22% and 17% in 1998 and 1997, respectively. Several categories showed significant growth during the year, which was offset by declines in mortgage banking revenue and gains on the sales of loans. Service charges on deposit accounts grew by $158 or 19% due to growth in the number of accounts and increased fees. Merchant bankcard activities generated $1,369 in revenues, up $217 or 26%. As a result of the sale and participation of loans in late 1998, loan servicing fees grew by $105, from $355 in 1998 to $460 in 1999. The growth in these categories was significantly offset by a decline of $192 or 36% in mortgage banking income and a decline of $307 or 30% in the gains on sales of loans. The mortgage banking operation was slowed in 1999 by higher interest rates, a drop in the level of refinancing, and a downsizing of the operation. In previous years, the Company routinely sold, at significant gains, guaranteed government Small Business Administration (SBA) loans. In 1999, the deposit growth was more than sufficient to fund asset growth, thus the Company was able to retain loan assets thereby reducing gains on the sales of loans.

1998 Compared to 1997

In 1998, noninterest income totaled $4,056 an increase of 56% over 1997 noninterest income of $2,595. Several categories showed significant growth during the year. Revenue from merchant bankcard activities increased 47% to $1,050, primarily due to an increase in marketing efforts. Gains from sales of mortgage and government guaranteed loans more than doubled in 1998 over 1997. Both mortgage origination and government guaranteed lending through the SBA showed significant volume increases. In conjunction with loan sales, loan-servicing fees also increased significantly growing 32% to a 1998 total of $355. During 1998, the Company also saw an increase in mortgage activities reflecting the favorable mortgage interest rate environment and the increase in consumer refinancing.

Noninterest Expense

Noninterest expense represents all expenses other than interest costs associated with deposits and other interest bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

1999 Compared to 1998

For 1999, noninterest expense increased $1,331 or 14% over 1998. Total personnel expense, which accounts for 53% of total noninterest expense, was up $636 or 13%. Premises and equipment expense was up $148 or 12% over the previous year. The full year effect of the new Springfield, Oregon office, which opened in September 1998 and the opening of the Tualatin, Oregon office in June 1999 created additions to staff and occupancy costs. In addition, the Company commenced lease payments on its new West 11th Avenue location in Eugene, Oregon in September 1999. This office is scheduled to open in the Spring of 2000. Growth in the merchant bankcard processing operation increased processing expenses by $311 or 38%. An increase in the number of merchants and corresponding volumes, combined with increased fees from the Company's outside processor were responsible for the increased expense.

1998 Compared to 1997

For 1998, noninterest expense increased $1,848 or 25%. Salaries and employee benefits accounted for the largest increase growing 24% for the year. The addition of staff at the Beaverton office throughout the year and the staffing of the new Springfield location during the 3rd Quarter 1998 contributed to the increase. Expenses associated with the processing of merchant bankcard activity increased 43%. This increase was due to the substantial increase in volume and processing fee increases received from VISA and MasterCard. During 1998 the Company completed a large portion of its year 2000 preparation which added approximately $150 to noninterest expense.


LIQUIDITY

Liquidity is the term used to define the Company's ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity is provided through the sale of loans, access to national CD markets, and both secured and unsecured borrowings.

In 1999, the Company experienced strong growth in core deposits. Core deposits at December 31, 1999 represent 90% of total deposits as compared to 85% at year-end 1998. Year-end 1999 core deposits are up 23% or $37,498 over last year. This has resulted in less reliance on funding from the national CD markets and public deposits. It has also reduced the need for the sale of government guaranteed loans and other commercial loans for reasons of liquidity in 1999.

Overnight-unsecured borrowing lines have been established at various correspondent banks with a December 31, 1999 capacity of $27,500. At year-end, the Bank had $1,800 in borrowings outstanding from correspondent banks leaving $25,700 available. In addition, the Bank is a member of the Federal Home Loan Bank of Seattle (FHLB). The FHLB provides secured borrowings using a blanket pledge of various Bank assets. The Bank uses the FHLB borrowing line for both term advances and overnight borrowings. The Bank's FHLB borrowing limit, subject to sufficient collateral and stock investment, is 15% of the Bank's December 31, 1998 assets, or $36,300. At December 31, 1999, the Bank had $13,000 in term advances outstanding and $4,000 in overnight borrowings outstanding leaving $19,300 available for overnight borrowing or additional term advances. In total, at year-end December 31, 1999, the Bank had $63,800 in overnight borrowing capacity with $45,000 in unused borrowing capacity.


YEAR 2000

The Year 2000 or Y2K problem is a result of the inability of computer software programs to recognize the year 2000, as most programs and systems were designed to store calendar years in the 1900s by assuming the "19" and storing only the last two digits of the year. As the Company has reported in the past, it has spent considerable effort in preparing for Y2K in the period leading up to January 1, 2000.

The Company has not experienced any significant Y2K problems and has not been informed of any material Y2K problems by its customers or vendors. However, although January 1, 2000 is past, it is possible that some problems have gone undetected, or that other dates in the future may further affect computer software and systems, or equipment with embedded chip technology.

The Company will continue to monitor the Y2K compliance of its own computer systems and equipment with embedded technology, as well as any Y2K related problems that may be reported to it by third parties with whom it does business.

As discussed in the Company's Form 10-Q for the fiscal quarter ended September 30, 1999, the estimated costs of remediation associated with the Y2K issue were $220. The Company believes, based on its review of such costs to February 22, 2000, that total remediation costs will not be materially higher than the amount previously estimated. However, as noted above, it is possible that additional costs will be incurred in connection with Y2K problems that may still occur in the future.

The discussion above regarding the Company's Y2K status includes certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PLSRA"). The Company desires to take advantage of the "safe harbor" provisions of the PLSRA as they apply to forward-looking statements. The Company's ability to predict the results of future plans is inherently uncertain, and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include the possibility that systems modifications will not operate as intended, and that the Company or its significant customers or vendors have not yet detected Y2K problems that have arisen or will arise in the future.

CAPITAL RESOURCES

Capital is the shareholder's investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a "well capitalized" designation (the FDIC's highest rating). At December 31, 1999, the Company's total capital to risk weighted assets was 13.15%, compared to 13.98% at December 31, 1998.

In June 1999, the Company announced plans to buy back up to 240,000 shares on the open market. In December 1999, the Company announced plans to purchase up to an additional 150,000 shares. Through December 31, 1999, the Company had purchased 243,000 of its own shares on the open market at an average price per share of $15.70, leaving 147,000 shares still authorized to be repurchased.

The Company pays semi-annual cash dividends, usually in June and December, with payments representing approximately 25% of the previous six month's earnings. During 1999 the Company paid cash dividends of $1,323, an increase of 15% over 1998 cash dividends of $1,149.

The Company projects that earnings retention and existing capital will be sufficient to fund anticipated asset growth and the stock repurchase plan, while maintaining a well-capitalized designation from the FDIC.


INFLATION

Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.


MARKET RISK AND BALANCE SHEET MANAGEMENT

The Company's results of operations are largely dependent upon its ability to manage market risks. Changes in interest rates can have a significant effect on the Company's financial condition and results of operations. The Company does not use derivatives such as forward and futures contracts, options, or interest rate swaps to manage interest rate risk. Other types of market risk such as foreign currency exchange rate risk and commodity price risk do not arise in the normal course of the Company's business activities.

Interest rate risk generally arises when the maturity or repricing structure of the Company's assets and liabilities differ significantly. Asset and liability management, which among other things, addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company's balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company's net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best case or worst case scenario. A more reasonable approach utilizes gradual interest rate movements over a one-year period of time to determine the effect on the Company's net interest income.

The Company utilizes the services of The Federal Home Loan Bank's asset/liability modeling software to determine the effect changes in interest rates have on net interest income. Interest rate shock scenarios are modeled in 1 percent increments (plus or minus) in the federal funds rate. The more realistic forecast assumes a gradual interest rate movement of plus or minus 2.40% change in the federal funds rate over a one-year period of time with rates moving up or down 0.60% each quarter. The model used is based on the concept that all rates do not move by the same amount. Although certain assets and liabilities may have similar repricing characteristics, they may not react correspondingly to changes in market interest rates. In the event of a change in interest rates, prepayment of loans and early withdrawal of time deposits would likely deviate from those previously assumed. Increases in market rates may also affect the ability of certain borrowers to make scheduled principal payments.

The model attempts to account for such limitations by imposing weights on the differences between repricing assets and repricing liabilities within each time segment. These weights are based on the ratio between the amount of rate change of each category of asset or liability, and the amount of change in the federal funds rate. Certain non-maturing liabilities such as checking accounts and money market deposit accounts are allocated among the various repricing time segments to meet local competitive conditions and management's strategies

The Company strives to manage the balance sheet so that net interest income is not negatively impacted more than 15% given a change in interest rates of plus or minus 200 basis points. Evaluations of the forecasting model at December 31, 1999 indicate the Company is well within the established guidelines.

The following tables show the estimated impact of interest rate changes on net interest income. Tables depict software results of Company supplied data for both the rate shock and gradual interest rate scenarios. The base figure of $15,981 used in both analyses represents actual net interest income for the year 1999. Due to the various assumptions used for this modeling, no assurance can be given that projections will reflect actual results.

                         Interest Rate Shock Analysis
               Net Interest Income and Market Value Performance
                            (dollars, in thousands)

      Projected                          Net Interest Income
       Interest                Estimated         $ Change       % Change
     Rate Change                 Value          From Base      from Base
--------------------      -----------------------------------------------
        +200                    17,034            1,053          6.59%
        +100                    16,500              519          3.25%
        Base                    15,981                0          0.00%
        -100                    15,498             (483)        -3.02%
        -200                    15,231             (750)        -4.69%
-------------------------------------------------------------------------

                    Gradual Interest Rate Movement Forecast
                Net Interest Income and Market Value Performance
                            (dollars, in thousands)

       Projected               Net Interest Income
       Interest                 Estimated         $ Change       % Change
      Rate Change                 Value          From Base      from Base
--------------------       -----------------------------------------------
     Rising 2.40%                 16,051             70            0.44%
         Base                     15,981              0            0.00%
   Declining 2.40%                15,697           (284)          -1.78%
--------------------------------------------------------------------------


FORM 10-K

A copy of the Company's annual report of Form 10-K which is filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is available to shareholders, at no charge, upon written request to: Pacific Continental Bank, PO Box 10727, Eugene, OR 97440-2727.

                                    Table I
               Average Balance Analysis of Net Interest Earnings
                                  $ Thousands

                                                        1999                                        1998
                                                      --------                                    --------
                                         Average      Interest         Average       Average      Interest         Average
                                         Balance   Income/(Expense   Yield/(Cost)    Balance   Income/(Expense   Yield/(Cost)
                                         --------  ---------------   -----------     --------  ---------------   -----------
Interest Earning Assets
Federal funds sold and interest
 bearing deposits in banks               $    604         $     37          6.15%    $  1,072         $     55          5.13%
Securities available for sale:
 Taxable (1)                             $ 34,344         $  2,195          6.39%    $ 29,221         $  1,818          6.22%
 Tax-exempt (2)                          $      0         $      0          0.00%    $     90         $      4          4.13%
Loans, net of allowance for loan         $195,355         $ 20,392         10.44%    $162,780         $ 17,965         11.04%
 losses(3)(4)(5)                         --------         --------                   --------         --------

 Total interest earning assets           $230,303         $ 22,624          9.82%    $193,163         $ 19,842         10.27%

Non Interest Assets
Cash and due from banks                  $ 11,524                                    $ 10,004
Premises and equipment                   $ 11,087                                    $  9,092
Interest receivable and other            $  2,357                                    $  1,988
                                         --------                                    --------
 Total non interest assets               $ 24,968                                    $ 21,084

  Total assets                           $255,271                                    $214,247

Interest Bearing Liabilities
Money market and NOW accounts            $ 90,655          ($2,852)        -3.15%    $ 66,349          ($2,084)        -3.14%
Savings deposits                         $ 11,324            ($303)        -2.68%    $  8,633            ($261)        -3.02%
Time deposits                            $ 48,944          ($2,501)        -5.11%    $ 50,388          ($2,742)        -5.44%
Federal funds purchased                  $  7,786            ($412)        -5.29%    $  6,274            ($357)        -5.69%
Term borrowings                          $ 10,345            ($575)        -5.56%    $  9,225            ($517)        -5.60%
                                         --------         --------                   --------         --------

 Total interest bearing liabilities      $169,054          ($6,643)        -3.93%    $140,869          ($5,961)        -4.23%
Non Interest Bearing Liabilities
Demand deposits                          $ 56,301                                    $ 46,711
Interest payable and other               $  1,743                                    $  1,880
                                         --------                                    --------
 Total non interest liabilities          $ 58,044                                    $ 48,591
                                         --------                                    --------
  Total liabilities                      $227,098                                    $189,460
Stockholders' equity                     $ 28,173                                    $ 24,787
                                         --------                                    --------
Total liabilities and stockholders       $255,271                                    $214,247
 equity
Net Interest Income                                       $ 15,981                                    $ 13,881
Net Interest Income as a Percent of Earning                   6.94%                                       7.19%
 Assets


                                                           1997
                                                         --------
                                            Average      Interest         Average
                                            Balance   Income/(Expense   Yield/(Cost)
                                            --------  ---------------   -----------
Interest Earning Assets
Federal funds sold and interest
 bearing deposits in banks                  $  2,481         $    130          5.24%
Securities available for sale:
 Taxable (1)                                $ 22,032         $  1,425          6.47%
 Tax-exempt (2)                             $    431         $     15          3.48%
Loans, net of allowance for loan            $141,050         $ 16,041         11.37%
 losses(3)(4)(5)                            --------         --------

 Total interest earning assets              $165,994         $ 17,611         10.61%

Non Interest Assets
Cash and due from banks                     $  8,738
Premises and equipment                      $  7,418
Interest receivable and other               $  1,672
                                            --------
 Total non interest assets                  $ 17,828

  Total assets                              $183,822

Interest Bearing Liabilities
Money market and NOW accounts               $ 61,329          ($1,978)        -3.23%
Savings deposits                            $  7,105            ($238)        -3.35%
Time deposits                               $ 44,900          ($2,538)        -5.65%
Federal funds purchased                     $  2,439            ($138)        -5.66%
Term borrowings                             $  7,962            ($415)        -5.21%
                                            --------         --------

 Total interest bearing liabilities         $123,735          ($5,307)        -4.29%
Non Interest Bearing Liabilities
Demand deposits                             $ 39,716
Interest payable and other                  $  1,092
                                            --------
 Total non interest liabilities             $ 40,808
                                            --------
  Total liabilities                         $164,543
Stockholders' equity                        $ 19,279
                                            --------
Total liabilities and stockholders          $183,822
 equity
Net Interest Income                                          $ 12,304
Net Interest Income as a Percent of Earning                      7.41%
 Assets

NOTES TO TABLE 1

1.   Federal Home Loan Bank stock is included in securities available for sale.

2.   Interest income does not include a taxable equivalent adjustment.

3.   Nonaccrual loans are included in average balance totals.

4. Interest income includes recognized loan origination fees of $954, $1,137, and $1,120 for the years ended 1999, 1998, and 1997, respectively.

5.   Total includes loans held for sale.

                                   Table II
          Analysis of Changes in Interest Income and Interest Expense
                                  $ Thousands

                                                 1999 compared to 1998                 1998 compared to 1997
                                               Increase (decrease) due to            Increase (decrease) due to
                                             ---------------------------------   ----------------------------------
                                                Volume         Rate      Net          Volume         Rate     Net
                                             -------------   --------   ------   ----------------   ------   ------
Interest earned on:
Federal funds sold and interest
 bearing deposits in banks                            ($24)  $      6     ($18)              ($74)     ($1)    ($75)
Securities available for sale:
 Taxable                                            $  319   $     58   $  377             $  465     ($72)  $  393
 Tax-exempt                                            ($4)  $      0      ($4)              ($12)  $    1     ($11)
Loans, net of allowance for loan losses             $3,595    ($1,168)  $2,427             $2,471    ($547)  $1,924
                                                    ------   --------   ------             ------   ------   ------

 Total interest income                              $3,886    ($1,104)  $2,783             $2,851    ($620)  $2,231

Interest paid on:
Money market and NOW accounts                        ($763)       ($4)   ($768)             ($162)  $   56    ($106)
Savings deposits                                      ($81)  $     39     ($42)              ($51)  $   28     ($23)
Time deposits                                       $   79   $    163   $  241              ($310)  $  106    ($204)
Federal funds purchased                               ($86)  $     31     ($55)             ($217)     ($2)   ($219)
Term borrowings                                       ($63)  $      5     ($58)              ($66)    ($36)   ($102)

 Total interest expense                              ($915)  $    233    ($682)             ($806)  $  152    ($654)
                                                    ------   --------   ------             ------   ------   ------

   Net interest income                              $2,971      ($870)  $2,101             $2,044    ($468)  $1,577

               Pacific Continental Corporation and Subsidiaries





                       Consolidated Financial Statements

                 Years Ended December 31, 1999, 1998 and 1997






                       ZIRKLE, LONG & TRIGUEIRO, L.L.C.
                         CERTIFIED PUBLIC ACCOUNTANTS

               Pacific Continental Corporation and Subsidiaries

C O N T E N T S
--------------------------------------------------------------------------------


                                                                           Page
                                                                           ----

Independent Auditors' Report                                                 2

Financial Statements:
   Consolidated Balance Sheets                                               3
   Consolidated Statements of Income                                         4
   Consolidated Statements of Changes in Stockholders' Equity                5
   Consolidated Statements of Cash Flows                                     6
   Notes to Consolidated Financial Statements                                7

                       ZIRKLE, LONG & TRIGUEIRO, L.L.C.
                         CERTIFIED PUBLIC ACCOUNTANTS


Independent Auditors' Report


The Board of Directors and Stockholders
Pacific Continental Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Continental Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



Eugene, Oregon
February 1, 2000

               Pacific Continental Corporation and Subsidiaries
                          Consolidated Balance Sheets



                                                                                        December 31
                                                                          ----------------------------------------
                                                                                 1999                 1998
                                                                          -------------------  -------------------
                              ASSETS

Cash and due from banks                                                          $ 9,269,481         $ 10,634,832
Federal funds sold                                                                   682,565              354,809
                                                                          -------------------  -------------------

             Total cash and cash equivalents                                       9,952,046           10,989,641

Securities available-for-sale                                                     34,849,960           31,130,053
Loans held for sale                                                                2,767,274            6,996,494
Loans, less allowance for loan losses                                            206,765,352          178,295,561
Interest receivable                                                                1,552,894            1,308,758
Federal Home Loan Bank stock                                                       2,155,500            2,003,900
Property, net of accumulated depreciation                                         11,763,770           10,716,420
Deferred income taxes                                                                594,183               92,579
Other assets                                                                         686,910              410,352
                                                                          -------------------  -------------------

             Total assets                                                       $271,087,889         $241,943,758
                                                                          ===================  ===================

                  LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities:
    Deposits:
      Noninterest-bearing                                                       $ 62,531,496         $ 56,556,255
      Savings and interest-bearing demand                                        108,757,023           81,089,456
      Time, $100,000 and over                                                     27,568,215           24,977,941
      Other time                                                                  25,318,034           31,705,171
                                                                          -------------------  -------------------

                                                                                 224,174,768          194,328,823

    Federal funds purchased                                                        5,800,000            8,600,000
    Federal Home Loan Bank term borrowings                                        13,000,000           11,000,000
    Accrued interest and other liabilities                                         1,001,802              889,285
                                                                          -------------------  -------------------

             Total liabilities                                                   243,976,570          214,818,108
                                                                          -------------------  -------------------

Stockholders' equity:
    Common stock, $1 par value; 10,000,000 shares
        authorized; 4,595,622 and 4,803,053 shares
        outstanding in 1999 and 1998, respectively                                 4,595,622            4,803,053
    Surplus                                                                       14,134,993           14,572,528
    Retained earnings                                                              8,874,307            7,657,712
    Accumulated other comprehensive income (loss)                                   (493,603)              92,357
                                                                          -------------------  -------------------

             Total stockholders' equity                                           27,111,319           27,125,650
                                                                          -------------------  -------------------

             Total liabilities and stockholders' equity                         $271,087,889         $241,943,758
                                                                          ===================  ===================

                      The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
                       Consolidated Statements of Income


                                                                          Year Ended December 31
                                                            ----------------------------------------------------
                                                                 1999              1998              1997
                                                            ----------------  ----------------  ----------------
Interest income:
  Loans                                                        $ 20,392,668      $ 17,951,609      $ 16,041,382
  Securities                                                      2,041,920         1,674,387         1,303,844
  Dividends on Federal Home Loan Bank stock                         151,881           146,929           136,230
  Federal funds sold                                                 37,170            69,088           129,580
                                                            ----------------  ----------------  ----------------
                                                                 22,623,639        19,842,013        17,611,036
                                                            ----------------  ----------------  ----------------

Interest expense:
  Deposits                                                        5,655,472         5,148,415         4,753,881
  Federal Home Loan Bank borrowings                                 575,209           517,157           415,048
  Federal funds purchased                                           412,257           295,049           137,709
                                                            ----------------  ----------------  ----------------
                                                                  6,642,938         5,960,621         5,306,638
                                                            ----------------  ----------------  ----------------
           Net interest income                                   15,980,701        13,881,392        12,304,398

Provision for loan losses                                           735,000           810,000           730,000
                                                            ----------------  ----------------  ----------------

           Net interest income after provision for
                loan losses                                      15,245,701        13,071,392        11,574,398
                                                            ----------------  ----------------  ----------------

Noninterest income:
  Service charges on deposit accounts                               977,151           818,932           690,262
  Other fee income, principally bankcard processing               1,505,863         1,160,458           814,196
  Loan servicing                                                    459,606           355,185           268,509
  Mortgage banking income and gains on sales
       of loans                                                   1,026,466         1,525,263           717,537
  Gains (losses) on sales of securities                              30,490             6,146           (18,985)
  Other                                                             193,017           189,965           123,287
                                                            ----------------  ----------------  ----------------
                                                                  4,192,593         4,055,949         2,594,806
                                                            ----------------  ----------------  ----------------

Noninterest expense:
  Salaries and employee benefits                                  5,638,406         5,002,377         4,032,148
  Premises and equipment                                          1,353,447         1,205,330         1,025,578
  Bankcard processing                                             1,119,924           808,766           566,683
  Business development                                              755,928           688,024           537,777
  Other                                                           1,832,722         1,664,980         1,358,984
                                                            ----------------  ----------------  ----------------
                                                                 10,700,427         9,369,477         7,521,170
                                                            ----------------  ----------------  ----------------

           Income before income taxes                             8,737,867         7,757,864         6,648,034

Provision for income taxes                                        3,364,000         2,985,000         2,431,000
                                                            ----------------  ----------------  ----------------
           Net income                                           $ 5,373,867       $ 4,772,864       $ 4,217,034
                                                            ================  ================  ================
Earnings per share:
  Basic                                                           $    1.13         $    1.01         $     .95
  Diluted                                                         $    1.12         $     .99         $     .92

      The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
            Consolidated Statements of Changes Stockholders' Equity
             For the Years Ended December 31, 1999, 1998 and 1997

                                                                                                   Accumulated
                                                                                                      Other
                                        Number       Common                        Retained       Comprehensive
                                      of Shares       Stock         Surplus        Earnings       Income (Loss)       Total
                                    ------------  -------------  --------------  -------------  ----------------  --------------
Balance, January 1, 1997              2,344,506     $2,344,506     $12,094,035     $2,792,539        $     (789)    $17,230,291
                                                                                                ----------------  --------------
    Net income                                                                      4,217,034                         4,217,034
    Other comprehensive income:
      Unrealized gains on
       investment securities                                                                             26,529
      Reclassification of losses
       realized                                                                                          18,985
      Deferred income taxes                                                                             (17,458)
                                                                                                 --------------   -------------
           Other comprehensive
            income                                                                                       28,056          28,056
                                                                                                 --------------   -------------

    Comprehensive income                                                                                              4,245,090
    Stock options exercised and
     related tax benefits                33,726         33,726         438,765                                          472,491
    Stock split (5 shares for 4)        593,100        593,100        (593,100)                                               -
    Shares issued in correction
     of previous grants of stock
     options and related tax
     benefit (Note 12)                   93,156         93,156         402,086                                          495,242
    Cash dividends                                                                   (976,214)                         (976,214)
    Dividends reinvested                 28,772         28,772         495,762                                          524,534
    Transfer from retained
     earnings to surplus                                             2,000,000     (2,000,000)                                -
                                   ------------  -------------  --------------  -------------                      ------------

Balance, December 31, 1997            3,093,260      3,093,260      14,837,548      4,033,359            27,267      21,991,434
                                                                                                   -------------   ------------
    Net income                                                                      4,772,864                         4,772,864
    Other comprehensive income:
      Unrealized gains on
       investment securities                                                                            111,742
      Reclassification of
       gains realized                                                                                    (6,146)
      Deferred income taxes                                                                           (40,506)
                                                                                                    -------------
           Other comprehensive income                                                                    65,090          65,090
                                                                                                    -------------   -----------

    Comprehensive income                                                                                              4,837,954
    Stock options exercised and
     related tax benefits               148,779        148,779       1,053,986                                        1,202,765
    Stock split (3 shares for 2)      1,549,894      1,549,894      (1,549,894)                                               -
    Cash dividends                                                                 (1,148,511)                       (1,148,511)
    Dividends reinvested                 11,556         11,556         238,516                                          250,072
    Fractional shares
     repurchased and retired               (436)          (436)         (7,628)                                          (8,064)
                                    -----------     -----------     -----------   ------------                       -----------

Balance, December 31, 1998            4,803,053      4,803,053      14,572,528      7,657,712            92,357      27,125,650
                                                                                                     -----------     -----------
    Net income                                                                      5,373,867                         5,373,867
    Other comprehensive income
     (loss):
      Unrealized losses
       on securities                                                                                   (920,074)
      Reclassification of gains
       realized                                                                                         (30,490)
      Deferred income taxes                                                                             364,604
                                                                                                    ------------
           Other comprehensive loss                                                                    (585,960)       (585,960)
                                                                                                    ------------     -----------
    Comprehensive income                                                                                              4,787,907
    Stock options exercised and
     related tax benefit                 35,902         35,902         305,847                                          341,749
    Cash dividends                                                                 (1,323,255)                       (1,323,255)
    Shares repurchased and retired     (243,333)      (243,333)       (743,382)    (2,834,017)                       (3,820,732)
                                     -----------    -----------    ------------   ------------                      ------------
Balance, December 31, 1999            4,595,622     $4,595,622     $14,134,993    $ 8,874,307       $  (493,603)    $27,111,319
                                    ------------    -----------    ------------   ------------      ------------    ------------

  The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries

                     Consolidated Statements of Cash Flows


                                                                             Year Ended December 31
                                                                ------------------------------------------------
                                                                ------------------------------------------------
                                                                     1999             1998             1997
                                                                --------------   --------------   --------------
                                                                --------------   --------------   --------------
Cash flows from operating activities:
  Net income                                                     $  5,373,867     $  4,772,864     $  4,217,034
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                      780,647          621,111          548,609
    Amortization                                                      112,560          259,796           96,178
    Provision for loan losses                                         735,000          810,000          730,000
    Deferred income taxes                                            (137,000)        (122,000)        (121,000)
    Origination of loans for sale                                 (23,140,515)     (39,857,910)     (21,172,091)
    Proceeds from sales of loans                                   27,387,185       39,304,528       18,117,711
    Gains on sales of loans                                          (636,520)        (801,801)        (408,038)
    (Gains) losses on sale of securities                              (30,490)          (6,146)          18,985
    Stock dividends from Federal Home Loan Bank                      (151,600)        (146,600)        (136,000)
    Change in:
      Interest receivable                                            (244,136)        (126,439)        (162,459)
      Deferred loan fees                                               30,471          (37,976)         130,128
      Capitalized loan servicing rights                              (126,573)         (67,739)          (2,166)
      Accrued interest and other liabilities                          232,248           38,271          139,837
      Income taxes payable                                            (76,731)         678,158          603,242
      Other assets                                                   (149,985)         184,591         (274,356)
                                                                --------------   --------------   --------------
        Net cash provided by operating activities                   9,958,428        5,502,708        2,325,614
                                                                --------------   --------------   --------------
Cash flows from investing activities:
  Proceeds from sales and maturities of securities                 16,266,537       18,625,628       17,194,926
  Purchase of securities                                          (21,019,078)     (19,526,404)     (29,946,603)
  Loans made net of principal collections received                (32,364,336)     (46,061,559)     (31,290,418)
  Proceeds from sales of loans                                      3,748,144       10,141,574       12,793,948
  Purchase of loans                                                         -       (4,676,657)      (1,107,500)
  Purchase of property                                             (1,827,997)      (3,701,532)        (794,435)
                                                                --------------   --------------   --------------
        Net cash used in investing activities                     (35,196,730)     (45,198,950)     (33,150,082)
                                                                --------------   --------------   --------------
Cash flows from financing activities:
  Net increase in deposits                                         29,845,945       27,033,705       31,876,190
  Change in federal funds purchased                                (2,800,000)       1,450,000        6,750,000
  Change in Federal Home Loan Bank term borrowings                  2,000,000        8,000,000       (4,000,000)
  Proceeds from stock options exercised                               298,749          855,774          366,491
  Dividends paid, net of reinvested in 1998 and 1997               (1,323,255)        (898,439)        (451,680)
  Repurchase of shares                                             (3,820,732)          (8,064)               -
                                                                --------------   --------------   --------------
        Net cash provided by financing activities                  24,200,707       36,432,976       34,541,001
                                                                --------------   --------------   --------------
Net increase (decrease) in cash and cash equivalents               (1,037,595)      (3,263,266)       3,716,533

Cash and cash equivalents, beginning of year                       10,989,641       14,252,907       10,536,374
                                                                --------------   --------------   --------------
Cash and cash equivalents, end of year                           $  9,952,046     $ 10,989,641     $ 14,252,907
                                                                ==============   ==============   ==============
Supplemental information:
  Noncash investing and financing activities:
    Dividends reinvested                                         $          -     $    250,072     $    524,534
    Change in unrealized gain on securities, net of
     deferred income taxes                                            585,960           65,090           28,056
  Cash paid during the year for:
    Income taxes                                                    3,577,732        2,428,840        1,864,000
    Interest                                                        6,644,367        5,987,928        5,219,026

             The accompanying notes are an integral part of these
                      consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
                  Notes to Consolidated Financial Statements


1.    Summary of Significant Accounting Policies:

      Principles of Consolidation -- The consolidated financial statements include the accounts of Pacific Continental Corporation ("Company"), a bank holding company formed in 1999, and its wholly-owned subsidiary, Pacific Continental Bank (the "Bank") and the Bank's wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral -- inactive in
      1999). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

      The Bank is required to maintain certain reserves as defined by regulation. Such reserves were maintained in cash at December 31, 1999.

      Securities Available-for-Sale -- Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. The Bank classified all securities as available-for-sale throughout 1999 and 1998. Securities classified as available-for-sale are reported at estimated fair value, net of deferred taxes. The difference between estimated fair value and amortized cost is a separate component of stockholders' equity (accumulated other comprehensive income). Management determines the appropriate classification of securities at the time of purchase.

      Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on the specific identification basis.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued




1.    Summary of Significant Accounting Policies, Continued:

      Loans Held for Sale and Mortgage Banking Activities -- The Bank originates residential real estate loans for resale in the secondary market. The Bank also originates government guaranteed loans, a portion of which are held for sale. Sales are without recourse. Loans held for sale are carried at the lower of cost or market.

      Loans and Income Recognition -- Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, discounts associated with retained portions of loans sold, and an allowance for loan losses. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the interest is doubtful. Loan origination fees are amortized over the lives of the loans as adjustments to yield.

      Allowance for Loan Losses -- The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.

      Servicing -- Servicing assets are recognized as separate assets when rights are acquired through sale of loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined based upon discounted cash flows using market-based assumptions.

      Federal Home Loan Bank Stock -- The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. For 1999, the Bank's minimum required investment was $725,000. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


1.    Summary of Significant Accounting Policies, Continued:

      Property -- Property is stated at cost, net of accumulated depreciation. Additions, betterments and replacements of major units are capitalized. Expenditures for normal maintenance, repairs and replacements of minor units are charged to expense as incurred. Gains or losses realized from sales or retirements are reflected in operations currently.

      Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

      Income Taxes -- Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using tax rates in effect for the year in which the differences are expected to reverse.

      Stockholders' Equity and Earnings Per Share -- Basic earnings per share are computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 12. Weighted shares outstanding are adjusted retroactively for the effect of stock splits and stock dividends.

      Weighted average shares outstanding at December 31 are as follows:

                                             1999              1998              1997
                                        ----------------  ----------------  ----------------
Basic                                         4,748,868         4,739,919         4,453,758
Common stock equivalents
   attributable to stock options                 45,056            80,095           118,121
                                        ----------------  ----------------  ----------------

Diluted                                       4,793,924         4,820,014         4,571,879
                                        ----------------  ----------------  ----------------

      During 1999, the Company repurchased and retired 243,000 shares of common stock costing $3,821,000. The Company has also approved the repurchase of up to 147,000 additional shares during 2000.

      Financial Accounting Standards Board ("FASB") -- In June 1998, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective in 2001. The Bank has no derivative instruments at December 31, 1999.

               Pacific Continental Corporation and Subsidiaries

1.   Summary of Significant Accounting Policies, Continued:

     In October 1998, FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This Statement requires that after securitization of mortgage loans for sale, any retained mortgage-backed securities be classified in accordance with the provisions of SFAS No.115, Accounting for Investments in Debt and Equity Securities. SFAS No. 134 is effective in 1999. The Bank did not engage in securitization of mortgage loans during 1999 or 1998.

     Reclassifications -- The 1998 and 1997 figures have been reclassified where appropriate to conform with the financial statement presentation used in 1999. These reclassifications had no effect on previously reported net income.


2.   Securities Available-for-Sale:

     The amortized cost and estimated market values of securities available-for-sale at December 31 are as follows:

                                                                                 1999
                                                   -----------------------------------------------------------------
                                                                        Gross            Gross
                                                     Amortized       Unrealized       Unrealized
                                                        Cost            Gains           Losses        Market Value
                                                   ---------------  --------------   --------------  ---------------
Obligations of U.S. Government agencies               $ 3,920,245        $      -         $ 63,583      $ 3,856,662
Obligations of states and political
 subdivisions (taxable)                                   906,400             537                -          906,937
Corporate notes                                         2,014,694               -            4,294        2,010,400
Mortgage-backed securities                             28,809,353               -          733,392       28,075,961
                                                   ---------------  --------------   --------------  ---------------
                                                      $35,650,692        $    537         $801,269      $34,849,960
                                                   ===============  ==============   ==============  ===============

                                                                                 1998
                                                   -----------------------------------------------------------------
                                                                        Gross            Gross
                                                     Amortized       Unrealized       Unrealized
                                                        Cost            Gains           Losses        Market Value
                                                   ---------------  --------------   --------------  ---------------
Obligations of U.S. Government agencies               $ 1,850,125        $      -         $  1,805      $ 1,848,320
Obligations of states and political
 subdivisions (taxable)                                   925,556               -            4,900          921,193
Mortgage-backed securities                             28,204,540         243,350           86,813       28,361,077
                                                   ---------------  --------------   --------------  ---------------
                                                      $30,980,221        $243,350         $ 93,518      $31,130,590
                                                   ===============  ==============   ==============  ===============

               Pacific Continental Corporation and Subsidiaries

2.   Securities Available-for-Sale, Continued:

     The amortized cost and estimated market value of securities at December 31, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 1999                             1998
                                                   -------------------------------   -------------------------------
                                                     Amortized         Market          Amortized         Market
                                                        Cost            Value            Cost            Value
                                                   ---------------  --------------   --------------  ---------------
Due in one year or less                               $         -     $         -      $         -      $         -
Due after one year through 5 years                      4,965,135       4,911,599                -                -
Due after 5 years through 15 years                      1,876,204       1,862,400        2,775,681        2,768,976
Mortgage-backed securities                             28,809,353      28,075,961       28,204,540       28,361,077
                                                   ---------------  --------------   --------------  ---------------
                                                      $35,650,692     $34,849,960      $30,980,221      $31,130,053
                                                   ===============  ==============   ==============  ===============

     Gross realized gains on sales of securities were $30,490 in 1999. Gross realized gains and losses were $7,716 and $1,570, respectively, in 1998; and $10,211 and $29,196, respectively, in 1997.

     At December 31, 1999, mortgage-backed securities with amortized costs of $4,961,143 (estimated market values of $4,864,748) were pledged to secure certain Treasury and public deposits as required by law.

               Pacific Continental Corporation and Subsidiaries

3.   Loans:

     Major classifications of loans at December 31 are as follows:

                                                      1999                 1998
                                              ------------------   ------------------
     Commercial loans                           $ 56,485,265         $ 50,847,412
     Real estate loans                           144,868,751          123,426,554
     Consumer loans                                8,984,009            7,185,511
                                             ------------------   ------------------
                                                 210,338,025          181,459,477
     Deferred loan origination fees               (1,124,773)          (1,094,302)
                                             ------------------   ------------------
                                                 209,213,252          180,365,175
     Allowance for loan losses                    (2,447,900)          (2,069,614)
                                             ------------------   ------------------
                                                $206,765,352         $178,295,561
                                             ==================   ==================

     Scheduled maturities or repricing of loans at December 31, 1999 are as follows:


          Three months or less                   $ 96,748,312
          Three months to one year                  3,856,957
          One year to three years                  34,023,684
          Three years to five years                70,914,836
          Thereafter                                4,794,236
                                              ------------------
                                                 $210,338,025
                                              ------------------


     Allowance for Loan Losses:


                                                                         1999                 1998
                                                                  ------------------   ------------------
          Balance, beginning of year                                 $ 2,069,614          $ 1,503,870
          Provision charged to income                                    735,000              810,000
          Loans charged against the allowance                           (376,706)            (312,939)
          Recoveries credited to allowance                                19,992               68,683
                                                                  ------------------   ------------------

          Balance, end of year                                       $ 2,447,900          $ 2,069,614
                                                                  ------------------   ------------------

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued



3.    Loans, Continued:

      There were no loans outstanding at December 31, 1999 or 1998 that were impaired or modified as to the original agreement to more favorable terms. Loans on nonaccrual status were $1,422,344 and $872,771 at December 31, 1999 and 1998, respectively. Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $102,000 and $67,000 during 1999 and 1998, respectively. Loans contractually past due 90 days or more on which interest was still accruing totaled $464,003 and $246,730 at December 31, 1999 and 1998, respectively.

      A substantial portion of the Bank's loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups and does not contain a direct concentration of loans in a single industry (other than the construction industry) which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.


4.    Servicing:

      Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans at December 31, 1999 and 1998 were $39,071,356 and $40,728,630, respectively.

      The balance of capitalized loan servicing rights, net of valuation allowances, included in other assets was $284,344 and $157,770 at December 31, 1999 and 1998, respectively.


5.    Foreclosed Assets:

      Foreclosed real estate of $125,000 at December 31, 1999 is included in other assets and recorded at fair value less estimated selling costs.

               Pacific Continental Corporation and Subsidiaries

6.   Property:

     Property at December 31 consists of the following:

                                                     1999                1998
                                               ------------------  -----------------
Land                                              $ 1,662,107        $ 1,659,632
Buildings and improvements                          9,723,385          8,393,333
Furniture and equipment                             3,772,375          3,276,905
                                               ------------------  -----------------
                                                   15,157,867         13,329,870
Less accumulated depreciation                       3,394,097          2,613,450
                                               ------------------  -----------------
                                                  $11,763,770        $10,716,420
                                               ==================  =================

     During 1998 and 1999, the Springfield Gateway office building was constructed. The three-story office building has approximately 31,000 square feet, of which the Bank occupies 5,500 square feet and leases the remainder.

     The Bank will construct a branch office in West Eugene during the first half of 2000. Construction costs are projected to be $600,000.

     Lease Commitments -- The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2020. Rent expense totaled $186,149, $111,388 and $102,744 in 1999, 1998 and 1997, respectively, related to these leases.

     Property Leased to Others -- The Bank leases a portion of its Gateway building to others under noncancelable operating lease agreements extending through 2005.

     Future minimum payments required under these leases are:

                                                          Property
                                        Lease              Leased
                                     Commitments         to Others
                                 ------------------  -----------------
        2000                         $  218,383         $  272,495
        2001                            215,963            310,326
        2002                            215,963            314,234
        2003                            221,963            321,888
        2004                            218,733            226,704
        Thereafter                    1,469,562             24,957
                                ------------------  -----------------
                                     $2,560,567         $1,470,604
                                ==================  =================


               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


7.   Deposits:

     Scheduled maturities or repricing of time deposits at December 31 are as follows:

                                      1999                1998
                                ------------------  -----------------
Less than three months                $21,005,239        $26,400,801
Three months to one year               26,657,362         24,205,007
One to three years                      4,306,405          5,465,752
Thereafter                                917,243            611,552


8.   Federal Funds Purchased:

     Federal funds purchased consists of the following at December 31:

                                                              1999                1998
                                                        -----------------   -----------------
FHLB overnight borrowings                                    $ 4,000,000             $     -
Federal funds purchased from correspondent banks               1,800,000           8,600,000
                                                        -----------------   -----------------

                                                             $ 5,800,000         $ 8,600,000
                                                        -----------------   -----------------

Excel Schedule

     The Bank maintains uncollateralized federal funds borrowing lines with correspondent banks totaling $27,500,000 ($25,700,000 available at December 31, 1999).

     The Bank has a borrowing limit with the FHLB totaling $36,300,000 ($19,300,000 available at December 31, 1999). FHLB stock, funds on deposit with FHLB, securities and loans are pledged as collateral for borrowings from FHLB.


9.   Federal Home Loan Bank Term Borrowings:

     Federal Home Loan Bank term borrowings at December 31 are as follows:

                                                               1999                1998
                                                          ----------------   -----------------
Due January 2000, 5.67% interest payable at maturity          $ 7,000,000             $     -
Due January 2003, 5.76% interest payable monthly                6,000,000           6,000,000
Paid 1999                                                               -           5,000,000
                                                          ----------------   -----------------
                                                              $13,000,000         $11,000,000
                                                          ----------------   -----------------

     FHLB borrowing limit and collateralization are discussed in Note 8 above.

               Pacific Continental Corporation and Subsidiaries

10.  Income Taxes:

     The provision for income taxes for the years ended December 31 consist of the following:

                                             1999              1998              1997
                                        ----------------  ----------------  ----------------
Currently payable:
    Federal                                  $2,899,000        $2,574,000        $2,285,000
    State                                       602,000           533,000           267,000
                                        ----------------  ----------------  ----------------
                                              3,501,000         3,107,000         2,552,000
                                        ----------------  ----------------  ----------------
Deferred:
    Federal                                    (114,000)         (103,000)         (108,000)
    State                                       (23,000)          (19,000)          (13,000)
                                        ----------------  ----------------  ----------------
                                               (137,000)         (122,000)         (121,000)
                                        ----------------  ----------------  ----------------
Total provision for income taxes             $3,364,000        $2,985,000        $2,431,000
                                        ================  ================  ================


     The provision for deferred income taxes results from timing differences in the recognition of revenue and expenses for financial statement and tax purposes. The nature and tax effect of these differences for the years ended December 31 are as follows:


                                                              1999              1998              1997
                                                         ----------------  ----------------  ----------------
Loan fees and other loan basis adjustment
      differences between financial
      statement and tax purposes                               $ (34,792)        $  24,472         $  17,821
Loan loss deduction for tax purposes
      less than provision for financial
      reporting purposes                                        (103,666)         (164,102)         (165,163)
Depreciation deduction differences
      between financial statement and
      tax purposes                                               (20,044)           (9,407)            2,811
Federal Home Loan Bank stock dividends                            47,503            46,037            42,245
State income tax and other                                       (26,001)          (19,000)          (18,714)
                                                         ----------------  ----------------  ----------------
                                                               $(137,000)        $(122,000)        $(121,000)
                                                         ================  ================  ================

               Pacific Continental Corporation and Subsidiaries

10.  Income Taxes, Continued:

     The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:


                                                              1999              1998              1997
                                                         ----------------  ----------------  ----------------
Expected federal income tax provision
 at 34%                                                     $2,971,000        $2,638,000        $2,260,000
State income tax, net of federal income
 tax effect                                                    393,000           347,000           171,000
                                                         ----------------  ----------------  ----------------
Provision for income taxes                                  $3,364,000        $2,985,000        $2,431,000
                                                         ================  ================  ================


     The tax benefit associated with the Bank's stock option plans reduced taxes payable by $43,000, $346,991 and $601,242 at December 31, 1999, 1998 and
     1997, respectively. Such benefit is credited to surplus.

     The components of deferred tax assets and liabilities at December 31 are as follows:


                                                              1999              1998              1997
                                                         ----------------  ----------------  ----------------
Assets:
  Allowance for loan losses                                 $  826,373          $699,475          $499,038
  Basis adjustments on loans                                    65,966            29,626            67,199
  Net unrealized losses on securities                          307,129                 -                 -
                                                         ----------------  ----------------  ----------------
    Total deferred tax assets                                1,199,468           729,101           566,237
                                                         ----------------  ----------------  ----------------
Liabilities:
  Federal Home Loan Bank stock dividends                       316,629           258,481           202,251
  Excess tax over book depreciation                            198,617           218,120           221,965
  Net unrealized gains on securities                                 -            57,470            16,967
  Other, principally loan origination costs                     90,039           102,451           113,785
                                                         ----------------  ----------------  ----------------
    Total deferred tax liabilities                             605,285           636,522           554,968
                                                         ----------------  ----------------  ----------------
Net deferred tax assets                                     $  594,183          $ 92,579          $ 11,269
                                                         ================  ================  ================

               Pacific Continental Corporation and Subsidiaries

11.  Retirement Plan:

     The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $349,455, $324,261 and $239,118 in 1999, 1998 and 1997, respectively.


12.  Stock Option Plans:

     The Bank has Employee and Nonemployee Director Stock Option Plans that reserve shares of stock for issuance to executives, employees and directors. Information with respect to options granted under the stock option plans, adjusted for stock splits and dividends, is as follows:



                                      1999                        1998                        1997
                           --------------------------  --------------------------  --------------------------
                                           Average                      Average                     Average
                             Options        Price        Options         Price       Options         Price
                           Outstanding    Per Share    Outstanding     Per Share   Outstanding     Per Share
                           -------------  -----------  -------------   ----------  -------------   ----------
Balance, beginning
 of year                        200,785       $11.05        328,222       $ 7.51        295,923        $6.89
Grants                                -                      26,700        24.22         95,813         9.66
Exercised                       (35,902)        8.32       (152,059)        5.63        (58,358)        6.32
Expired                          (2,108)                     (2,078)                     (5,156)
                           -------------               -------------               -------------
Balance, end of year            162,775       $11.49        200,785       $11.05        328,222        $7.51
                           =============               =============               =============
Options available for
 grant at end of year           600,000                      13,834                      38,456



     The Bank has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provisions of SFAS No. 123, the Bank's net income and earnings per share would have been the pro forma amounts indicated below (no options granted in 1999):


                                                    1998              1997
                                              ----------------  ----------------
Net income-as reported                         $4,772,864         $4,217,034
Net income-pro forma                            4,625,458          4,039,356
Basic earnings per share-as reported                 1.01               0.95
Basic earnings per share-pro forma                   0.98               0.90


               Pacific Continental Corporation and Subsidiaries

12.  Stock Option Plans, Continued:

     The fair value of options granted in 1998 and 1997 was estimated using the Black-Scholes option-pricing model.

     During 1997, there were 93,156 shares issued in correction of grants issued in prior years due to failure to adjust shares under option for stock dividends. The value of the shares issued resulted in taxable income to the option holders and tax benefit to the Bank. Such tax benefit, net of related costs, was credited to surplus.

     Outstanding options at December 31, 1999 are as follows:


                                      Price
                  Shares            Per Share        Expiration
             -----------------   ---------------   --------------

                  80,328             $ 9.12          May 2001
                  59,047               9.66          April 2002
                  23,400              24.22          June 2003


13.  Loans to Related Parties:

     The Bank has granted loans to officers and directors of the Bank and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The aggregate dollar amount of these loans outstanding was $442,879, $500,655 and $577,887 at December 31, 1999, 1998 and 1997,
     respectively.

     In addition, there were $485,780 in commitments to extend credit to directors and officers at December 31, 1999, which are included as part of commitments in Note 14.

               Pacific Continental Corporation and Subsidiaries

14.  Financial Instruments with Off-Balance-Sheet Credit Risk:

     In order to meet the financing needs of its customers, the Bank commits to extensions of credit and issues letters of credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for other products. In the event of nonperformance by the customer, the Bank's exposure to credit loss is represented by the contractual amount of the instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     Off-balance-sheet instruments at December 31 consist of the following:

                                                     1999              1998
                                                -------------     -------------

Commitments to extend credit                     $37,907,524       $37,770,800
Letters of credit and financial
 guarantees written                                1,075,725         1,302,500

               Pacific Continental Corporation and Subsidiaries

15.  Fair Value Disclosures of Financial Instruments:

     The following disclosures are made in accordance with provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The use of different assumptions and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates of fair value herein are not necessarily indicative of the amounts that might be realized in a current market exchange.

     The estimated fair values of the Bank's financial instruments at December 31 are as follows:


                                                    1999                                  1998
                                    ------------------------------------  -----------------------------------
                                        Carrying                              Carrying
                                         Amount           Fair Value           Amount          Fair Value
                                    -----------------  -----------------  -----------------  ----------------
Financial assets:
  Cash and cash equivalents           $  9,952,046       $  9,952,046       $ 10,989,641      $ 10,989,641
  Securities                            34,849,960         34,849,960         31,130,053        31,130,053
  Loans held for sale                    2,767,274          2,848,312          6,996,494         7,252,574
  Loans, net of allowance
   for loan losses                     206,765,352        205,911,521        178,295,561       179,574,078
  Interest receivable                    1,552,894          1,552,894          1,308,758         1,308,758
  Federal Home Loan
   Bank stock                            2,155,500          2,155,500          2,003,900         2,003,900

Financial liabilities:
  Deposits                             224,174,768        223,964,768        194,328,823       194,730,823
  Federal funds purchased                1,800,000          1,800,000          8,600,000         8,600,000
  Federal Home Loan
    Bank borrowings                     17,000,000         16,809,000         11,000,000        11,124,000
  Accrued interest payable                 258,540            258,540            259,969           259,969



      Cash and Cash Equivalents -- The fair value approximates carrying amount.

      Securities -- Fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices from similar securities.

      Loans Held-for-Sale -- Fair value represents the anticipated proceeds from sale of the loans.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued



15.  Fair Value Disclosures of Financial Instruments, Continued:

     Loans -- Fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans have carrying amounts that are a reasonable estimate of fair value.

     Deposits -- Fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. Fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities. In accordance with provisions of SFAS No. 107, the estimated fair values of deposits do not take into account the benefit that results from low-cost funding such deposits provide.

     Federal Funds Purchased -- The carrying amount is a reasonable estimate of fair value because of the short-term nature of these borrowings.

     Federal Home Loan Bank Borrowings -- Fair value of Federal Home Loan Bank borrowings is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

     Off-Balance-Sheet Financial Instruments -- The carrying amount and fair value are based on fees charged for similar commitments and are not material.

               Pacific Continental Corporation and Subsidiaries

16.  Regulatory Matters:

     The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to leverage assets. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table.


                                                                                           To Be Well
                                                                                        Capitalized Under
                                                                For Capital             Prompt Corrective
                                         Actual              Adequacy Purposes          Action Provisions
                              --------------------------  ------------------------   ------------------------
                                  Amount        Ratio         Amount        Ratio        Amount        Ratio
                              --------------  ----------  --------------   -------   --------------   -------
As of December 31, 1999:
  Total capital (to risk
   weighted assets)             $29,980,906      13.15%     $18,242,320        8%      $20,802,900       10%
  Tier I capital (to risk
   weighted assets)              27,533,006      12.07%       9,121,160        4%       13,681,740        6%
  Tier I capital (to leverage
   assets)                       27,533,006      10.15%      10,853,560        4%       13,566,950        5%

As of December 31, 1998:
  Total capital (to risk
   weighted assets)             $29,094,574      13.98%     $16,647,360        8%      $20,809,200       10%
  Tier I capital (to risk
   weighted assets)              27,024,960      12.99%       8,323,680        4%       12,485,520        6%
  Tier I capital (to leverage
   assets)                       27,024,960      11.18%       9,673,200        4%       12,091,500        5%

               Pacific Continental Corporation and Subsidiaries

17.  Parent Company Financial Information:

     Financial information for Pacific Continental Corporation (Parent Company only) is presented below:


                                 BALANCE SHEET
                               December 31, 1999

Assets:
  Cash ($37,409 deposited with the Bank)                          $    37,690
  Deferred income taxes                                                13,000
  Investment in the Bank, at cost plus equity in earnings          27,060,629
                                                               ----------------
                                                                  $27,111,319
                                                               ================
Liabilities and stockholders' equity:
  Liabilities                                                     $         -
  Stockholders' equity                                             27,111,319
                                                               ----------------
                                                                  $27,111,319
                                                               ================



                              STATEMENT OF INCOME
             For the Period June 7, 1999 through December 31, 1999

Cash dividends from the Bank                                      $ 4,514,000
Interest income                                                           411
Organizational expense                                                (38,029)
Legal expense                                                          (7,103)
                                                               ----------------
    Income before income tax benefit
     and distributions in excess of
     earnings of the Bank                                           4,469,279

Income tax benefit                                                     13,000
                                                               ----------------

    Income before distributions in
     excess of earnings of the Bank                                 4,482,279

Distributions in excess of earnings of the Bank                    (1,267,015)
                                                               ----------------
    Net income                                                    $ 3,215,264
                                                               ================

               Pacific Continental Corporation and Subsidiaries

17.  Parent Company Financial Information, Continued:


                            STATEMENT OF CASH FLOWS
             For the Period June 7, 1999 through December 31, 1999


Cash flows from operating activities:
  Net income                                                      $ 3,215,264
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Distributions in excess of earnings of the Bank                 1,267,015
    Deferred income taxes                                             (13,000)
                                                               ----------------
        Net cash provided by operating activities                   4,469,279
                                                               ----------------

Cash flows from financing activities:
  Proceeds from stock options exercised                                84,208
  Dividends paid                                                     (695,394)
  Shares repurchased and retired                                   (3,820,403)
                                                               ----------------
        Net cash used in financing activities                      (4,431,589)
                                                               ----------------
Net increase in cash and cash at end of year                      $    37,690
                                                               ================

                                      25