Form 10-K, Exhibit 13
period 2000-12-31
PACIFIC CONTINENTAL CORP
filed 2001-03-15
CIK 1084717

                                                                    EXHIBIT 13.1

                Pacific Continental Corporation and Subsidiaries


Selected Financial Data                      Page 1

Management Discussion and Analysis
of Financial Condition and Results
of Operations                                Page 2

Annual Report                                Page 14

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

Pacific Continental Corporation
Selected Financial Data
(Dollars in thousands, except per share data)

                                                            2000        1999      1998          1997       1996
                                                            ----        ----      ----          ----       ----
For the year
 Net interest income                                    $ 17,262     $ 16,054    $ 13,953     $ 12,304    $  9,974
 Provision for loan losses                              $  1,340     $    735    $    810     $    730    $    290
 Noninterest income                                     $  3,909     $  4,119    $  3,984     $  2,595    $  2,192
 Noninterest expense                                    $ 11,970     $ 10,700    $  9,369     $  7,521    $  6,459
 Income taxes                                           $  3,053     $  3,364    $  2,985     $  2,431    $  2,074
 Net income                                             $  4,808     $  5,374    $  4,773     $  4,217    $  3,343
 Cash dividends                                         $  1,225     $  1,323    $  1,149     $    976    $    863

Per common share data (1)
 Net income
  Basic                                                 $   1.06     $   1.13    $   1.01     $   0.95    $   0.77
  Diluted                                               $   1.05     $   1.12    $   0.99     $   0.92    $   0.75
Cash dividends                                          $   0.27     $   0.28    $   0.24     $   0.21    $   0.20
Market value, end of year                               $   8.88     $  13.00    $  17.88     $  15.33    $  10.00

At year end
 Assets                                                 $294,124     $271,088    $241,944     $200,120    $160,685
 Loans, less allowance for loan loss                    $222,445     $209,533    $185,292     $144,112    $121,994
 Deposits                                               $250,104     $224,175    $194,329     $167,295    $135,419
 Shareholders' equity                                   $ 30,370     $ 27,111    $ 27,126     $ 21,991    $ 17,230

Average for the year
 Assets                                                 $288,589     $255,271    $214,247     $183,821    $144,959
 Earning assets                                         $260,419     $230,303    $193,163     $165,994    $130,573
 Loans, less allowance for loan loss                    $224,119     $195,355    $162,780     $141,050    $110,229
 Deposits                                               $258,071     $207,224    $172,081     $153,050    $119,791
 Interest paying liabilities                            $195,214     $169,054    $140,869     $123,735    $ 96,942
 Shareholders' equity                                   $ 28,626     $ 28,173    $ 24,787     $ 19,279    $ 15,968

Financial ratios
 Return on average:
  Assets                                                    1.67%        2.11%       2.23%        2.29%       2.31%
  Shareholders' equity                                     16.79%       19.08%      19.26%       21.87%      20.94%
 Average shareholders' equity/average assets                9.92%       11.04%      11.57%       10.49%      11.02%
 Dividend payout ratio                                     25.47%       24.62%      24.07%       22.54%      26.09%
 Risk based capital:

  Tier I capital                                           12.30%       12.07%      12.99%       13.81%      12.93%
  Tier II capital                                          13.17%       13.15%      13.98%       14.75%      13.64%

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

In addition to historical information, this report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing Pacific Continental Corporation of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such material differences include, but are not limited to, those discussed in this section of the report. In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this report: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Pacific Continental Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.


HIGHLIGHTS

Pacific Continental Corporation earned $4,808 or $1.05 per share in 2000 compared with $5,374 or $1.12 per share and $4,773 or $0.99 per share in 1999 and 1998, respectively. Diluted earnings per share in 2000 declined 6% from 1999. Return on average assets was 1.67% in the current year, compared to 2.12% in 1999. Return on average equity for 2000 was 16.79% compared to 19.08% for the previous year.

At December 31, 2000, total assets were $294,124, an increase of 8% over 1999 year-end total assets of $271,088. Total deposits were $250,104, an increase of 12% over the 1999 total of $224,175.

During 2000, the Company opened its tenth banking office located on West 11th Avenue in Eugene, Oregon.

RESULTS OF OPERATIONS

Net Interest Income

The largest component of the Company's earnings is net interest income. Net interest income is the difference between interest income derived from earning assets, principally loans, and the interest expense associated with interest bearing liabilities, principally deposits. The volume and mix of earning assets and funding sources, market rates of interest, demand for loans, and the availability of deposits affect net interest income.

Two tables follow which analyze the change in net interest income for 2000, 1999, and 1998. Table I, Average Balance, Analysis of Net Interest Earnings, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II, Analysis of Changes in Interest Income and Interest Expense, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates. Changes not solely due to volume or rate are allocated to volume.

2000 Compared to 1999

Net interest income for 2000 was $17,262, an increase of 8% over 1999 net interest income of $16,054. For 2000, net interest income as a percentage of average earning assets fell from 6.97% in 1999 to 6.63% in 2000.

During the first half of 2000, rising market interest rates and reliance on higher rate funding sources required to fund seasonal loan growth resulted in the rate on interest bearing liabilities rising faster than the yield on loans, thus causing the margin to fall. During the second half of 2000, a combination of increased core deposit growth, which reduced the use of higher rate funding sources and falling market rates on liabilities, reduced the interest expense component of the margin leading to higher margins in the third and fourth quarters of the year. In addition, during the first week of January 2001, the Federal Reserve Bank lowered market interest rates by 0.50%, which should allow this trend to continue.

Interest and fees on earning assets increased 16%, or $3,741, to $26,438. Referring to Table II, total interest income improved by $3,087 due to increased earning asset volumes and $646 due to improved rates or yields on earning assets. Average earning assets grew by $30,116 or 13%. Loan growth (net of allowance) accounted for $28,764 of the increased volume of earning assets. Loan yield improvement was directly related to the increase in the prime rate during 2000 and the volume of variable rate loans held in the Company's loan portfolio. The overall yield on earning assets was negatively impacted by a 13% decline in recognized loan fees from $1,076 in 1999 to $940 in 2000. In addition, higher nonperforming loans during the year 2000 negatively impacted earning asset and loan yields. Interest lost and reversed on nonperforming loans was approximately $215,000 during 2000 or 0.08% of earning assets. This compares to approximately $40,000 of interest lost and reversed during 1999.

Current year interest expense on interest bearing liabilities increased 38%, or $2,533, to $9,176. Total interest expense increased by $1,113 due to higher volumes and $1,420 due to higher rates (See Table II). Growth in money market and time deposit volumes and corresponding increased rates accounted for $2,274 of the total increase in interest expense for the year. Rates on money market accounts increased 0.63% to 3.78% in 2000 from 1999. Rates on time deposits increased by 0.94% to 6.05% in 2000, up from 5.11% in 1999. The increase in rates and the use of higher rate funding sources during the first six months of 2000 caused the rate on interest bearing liabilities to increase 0.77% for the current year as compared to a 0.30% increase in the yield on earning assets.

The Company continues to benefit from funding with noninterest bearing sources. Average demand deposits in 2000 increased 12% over 1999. Noninterest bearing deposits represent 24% of total assets at December 31, 2000 compared to 23% at December 31, 1999. This percentage is well above peer group banks' ratio of 15%.


1999 Compared to 1998

Net interest income for 1999 was $16,054, an increase of 15% over 1998 net interest income of $13,952. For 1999 net interest income, expressed as a percent of average earning assets, was 6.97%, a decline from 7.22% for the year 1998.

Interest and fees on earning assets increased 14%, or $2,784, to $22,697. This increase is primarily due to growth in earning assets. Average earning assets grew $37,140 or 19%. The growth in earning assets was primarily in loans. A decrease in average yield on earning assets from 10.31% in 1998 to 9.86% in 1999 and a decline in loan fees of $183 partially offset the gains attributable to increased volume. The decline in yields, excluding loan fees, reflects the national decline in interest rates experienced in the first eight months of 1999. The decline in loan fees resulted from competitive pressures in local markets.

Interest expense on interest bearing liabilities increased 11%, or $682, to $6,643. The increase in interest expense is primarily attributable to increased volume of interest bearing liabilities. Money market and NOW accounts, up $24,306 or 37% accounted for over 80% of the increase in interest expense related to volume. The growth of these core deposits allowed the Company to reduce more expensive time deposits and rely less on purchased funds and term borrowings to fund asset growth. The general decline in interest rates during the first eight months of 1999 resulted in lower rates paid on interest bearing liabilities helped offset a portion of the increased expense due to volume. In particular, the rate paid on savings deposits, time deposits, and federal funds purchased all showed decreases ranging from 0.34% to 0.40%, reflecting the general decline in national rates through most of 1999.

The Company benefited from funding with noninterest bearing sources. Average demand deposits increased 21% over 1998. Noninterest bearing deposits represent 23% of total assets at December 31, 1999, a percentage well above peer group banks' ratio of 15%.



Provision for Possible Loan Losses

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of non performing loans, and anticipated general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $1,340 in 2000, $735 in 1999, and $810 in 1998. The increased loan loss provision in 2000 resulted from losses recognized during the year totaling $1,639, compared to $357 and $244 in 1999 and 1998, respectively. In addition, management has increased the provision for losses in view of a general decline in economic conditions at year-end 2000.

The allowance for loan losses at year-end 2000 was $2,149, compared to $2,448 and $2,070 at year-end 1999 and 1998, respectively. Although the allowance for loan losses in 2000 has declined to 0.98% of outstanding loans at the end of 2000, compared to 1.17% and 1.15% in 1999 and 1998, it represents a higher multiple of nonperforming assets at yearn end. Nonperforming loans include nonaccrual loans, 90 days past due and still accruing interest, and foreclosed assets. The allowance for loan losses at year-end 2000 was 209% of year-end 2000 nonperforming assets of $1,030. At year-end 1999 and 1998, the allowance represented 122% and 185% of year-end nonperforming assets. In addition, foreclosed assets valued at $357 at year-end 2000 were sold during January 2001 for a gain of approximately $5.

Noninterest Income

Noninterest income is income derived from sources other than fees and interest on earning assets. The Company's primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

2000 Compared to 1999

In 2000, noninterest income was $3,909, down 5% from 1999 noninterest income of $4,119. For 2000, noninterest income accounted for 18% of total operating revenue (net interest income plus noninterest income), compared to 20% and 22% for 1999 and 1998, respectively. The decline in noninterest income was attributable to two categories. Loan servicing fees of $254 were down $206 or 45% due to an overall decline in the loan-servicing portfolio and a related principal reduction on a serviced loan that required a $62 write off of a servicing asset booked in 1999. Mortgage banking income and gains on sales of loans dropped significantly from $953 in 1999 to $578 in 2000. Mortgage banking income was down $143 or 30%, and gain on sales of loans was down $233 or 43%. A general softening of the residential market, higher interest rates, and lower levels of refinancing contributed to lower mortgage revenues in 2000. During 2000, the Company sold approximately $5,700 of government guaranteed loans, which resulted in gain on sales of loans of $235. That compares to sales of approximately $4,300 of government guaranteed loans and $3,700 of commercial real estate loans that resulted in gains of $476 in 1999. These declines in noninterest income were partially offset by increased account service charges, up $86 or 9% and increased fee income, principally bankcard processing fees, up $379 or 25%.

1999 Compared to 1998

In 1999, noninterest income was $4,119, up 3% over 1998 income of $3,985. Several categories showed significant growth during the year, which was offset by declines in mortgage banking revenue and gains on the sales of loans. Service charges on deposit accounts grew by $158 or 19% due to growth in the number of accounts and increased fees. Merchant bankcard activities generated $1,369 in revenues, up $217 or 26%. As a result of the sale and participation of loans in late 1998, loan servicing fees grew by $105, from $355 in 1998 to $460 in 1999. The growth in these categories was significantly offset by a decline of $192 or 36% in mortgage banking income and a decline of $307 or 30% in the gains on sales of loans. The mortgage banking operation was slowed in 1999 by higher interest rates, a drop in the level of refinancing, and a downsizing of the operation. In previous years, the Company routinely sold, at significant gains, guaranteed government Small Business Administration ("SBA") loans. In 1999, the deposit growth was sufficient to fund asset growth; thus the Company elected to retain loan assets thereby reducing gains on the sales of loans.


Noninterest Expense

Noninterest expense represents all expenses other than interest costs associated with deposits and other interest bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

2000 Compared to 1999

For 2000, noninterest expense increased $1,270 or 12% over 1999. Total personnel expense, which accounted for 52% of total noninterest expense in the current year, was up $537 or 10%. The full year effect of the Tualatin office, which opened in June 1999 and the opening of the West 11th office in Eugene in June 2000 added to staff and salaries. Management projections indicate that new offices will not be profitable for a period of 18 to 36 months. Premises and equipment expense dropped by $84 or 6% from $1,353 in 1999 to $1,267 in 2000. The decline in premises and equipment expenses was attributable to an increase of approximately $135 in rent income from the Company's three story Gateway office building located in Springfield, Oregon. Growth in the merchant bankcard processing operation increased processing expenses by $383 or 34% and was related to an increase in the number of clients and corresponding volumes. The $23 increase in business development expense was primarily due to promotional expenses related to the Bank's new online banking product. Current year other expense increased by $412 or 22%. Approximately $131 of the increase in the other expense category was related to expenses on foreclosed assets.


1999 Compared to 1998

For 1999, noninterest expense increased $1,331 or 14% over 1998. Total personnel expense, which accounts for 53% of total noninterest expense, was up $636 or 13%. Premises and equipment expense was up $148 or 12% over the previous year. The full year effect of the new Springfield, Oregon office, which opened in September 1998, and the opening of the Tualatin, Oregon office in June 1999 created additions to staff and occupancy costs. In addition, the Company commenced lease payments on its new West 11th Avenue location in Eugene, Oregon in September 1999. Growth in the merchant bankcard processing operation increased processing expenses by $311 or 38%. An increase in the number of merchants and corresponding volumes, combined with increased fees from the Company's outside processor, were responsible for the increased expense.


LIQUIDITY

Liquidity is the term used to define the Company's ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity or alternative funding sources are provided through the sale of loans, access to national CD markets, and both secured and unsecured borrowings.

As described in the net interest income section above, the Company relied heavily on alternative funding sources during the first six months of the current year to fund asset growth. However, because of strong growth in core deposits, approximately $8,900 of loan sales, and reduced loan demand, the reliance on alternative funding sources declined significantly during the last half of the year. Core deposits at December 31, 2000 represent 93% of total deposits as compared to 90% at year-end 1999. Year-end 2000 core deposits are up 15% or $30,519 over last year.

Overnight-unsecured borrowing lines have been established at various correspondent banks. At year-end December 31, 2000, the Bank had overnight borrowing capacity of $29,000. At year end, the Bank had $900 in borrowings outstanding from correspondent banks leaving $28,100 available. In addition, the Bank is a member of the Federal Home Loan Bank of Seattle (FHLB). The FHLB provides secured borrowings using a blanket pledge of various Bank assets. The Bank uses the FHLB borrowing line for both term advances and overnight borrowings. The Bank's FHLB borrowing limit, subject to sufficient collateral and stock investment, was approximately $44,000 at December 31, 2000. At December 31, 2000, the Bank had $11,500 in term advances outstanding, leaving $32,500 available for additional term advances or overnight borrowing. In total, at year-end December 31, 2000, the Bank had $73,000 in overnight borrowing lines with $60,600 in unused borrowing capacity.

CAPITAL RESOURCES

Capital is the shareholder's investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a "well capitalized" designation (the FDIC's highest rating). At December 31, 2000, the Company's total capital to risk weighted assets was 13.17%, compared to 13.15% at December 31, 1999.

The Company implemented a stock repurchase plan in June 1999. During 1999 and 2000, the Company purchased 320,841 of its own shares (243,333 shares purchased during 1999 and 77,508 shares purchased during 2000) on the open market at an average price per share of $14.98. The stock repurchase plan terminated December 31, 2000.

The Company pays semi-annual cash dividends, in June and December, with payments representing approximately 25% of the previous six month's earnings. During 2000, the Company paid cash dividends of $1,225, a decrease of 7% from 1999 cash dividends of $1,323, reflecting lower earnings in 2000 compared to 1999 and fewer shares outstanding due to the stock repurchases.

The Company projects that earnings retention and existing capital will be sufficient to fund anticipated asset growth, while maintaining a well-capitalized designation from the FDIC.

INFLATION

Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates.

Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.

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

Interest rate risk generally arises when the maturity or repricing structure of the Company's assets and liabilities differ significantly. Asset and liability management, which among other things, addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally, the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company's balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one-year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company's net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best case or worst case scenario. A more reasonable approach utilizes gradual interest rate movements over a one-year period of time to determine the effect on the Company's net interest income.

The Company utilizes the services of The Federal Home Loan Bank's asset/liability modeling software to determine the effect changes in interest rates have on net interest income. Interest rate shock scenarios are modeled in 1% increments (plus or minus) in the federal funds rate. The more realistic forecast assumes a gradual interest rate movement of plus or minus 2.40% change in the federal funds rate over a one-year period of time with rates moving up or down 0.60% each quarter. The model used is based on the concept that all rates do not move by the same amount. Although certain assets and liabilities may have similar repricing characteristics, they may not react correspondingly to changes in market interest rates. In the event of a change in interest rates, prepayment of loans and early withdrawal of time deposits would likely deviate from those previously assumed. Increases in market rates may also affect the ability of certain borrowers to make scheduled principal payments.

The model attempts to account for such limitations by imposing weights on the differences between repricing assets and repricing liabilities within each time segment. These weights are based on the ratio between the amount of rate change of each category of asset or liability, and the amount of change in the federal funds rate. Certain non-maturing liabilities such as checking accounts and money market deposit accounts are allocated among the various repricing time segments to meet local competitive conditions and management's strategies.

The Company strives to manage the balance sheet so that net interest income is not negatively impacted more than 15% given a change in interest rates of plus or minus 200 basis points. Evaluations of the forecasting model at December 31, 2000 indicate the Company is well within the established guidelines. Throughout the year 2000, the forecasting model has shown no material change in the Company's interest rate risk profile.

The following tables show the estimated impact of interest rate changes on net interest income. Tables show results of Company supplied data for both the rate shock and gradual interest rate scenarios. The base figure of $17,262 used in both analyses represents actual net interest income for the year 2000. Due to the various assumptions used for this modeling, no assurance can be given that projections will reflect actual results.

Interest Rate Shock Analysis
Net Interest Income and Market Value Performance
$ thousands


            ---------------  ---------------------------------------------------
               Projected                     Net Interest Income
                Interest     Estimated            $ Change          % Change
              Rate Change     Value               From Base         from Base
            ---------------  ---------------------------------------------------
                  +200        $  18,279             $ 1,017           5.89%
                  +100           17,797                 535           3.10%
                  Base           17,262                   0           0.00%
                  -100           16,791                (471)         -2.73%
                  -200           16,345                (917)         -5.31%
            ---------------  ---------------------------------------------------





Gradual Interest Rate Movement Forecast
Net Interest Income and Market Value Performance
(dollars, in thousands)

            -----------------  -------------------------------------------------
              Projected                       Net Interest Income
              Interest           Estimated         $ Change          % Change
              Rate Change        Value             From Base         from Base
            -----------------  -------------------------------------------------
              Rising 2.40%       $  17,557        $  295                1.71%
              Base                  17,262             0                0.00%
              Declining 2.40%       16,984          (278)             - 1.61%
            -----------------  -------------------------------------------------


FORM 10-K

A copy of the Company's annual report of Form 10-K which is filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is available to shareholders, at no charge, upon written request to: Pacific Continental Bank, P.O. Box 10727, Eugene, OR 97440-2727.

                       Table I
          Average Balance Analysis of Net Interest Earnings
                     $ Thousands


                                                        2000                          1999                           1998
                                                        ----                          ----                           ----
                                                     Interest    Average          Interest    Average             Interest  Average
                                             Average  Income/     Yield  Average   Income      Yield   Average     Income/   Yield/
                                             Balance  Expense    /(Cost) Balance  /(Expense   /(Cost)  Balance    (Expense  (Cost)
                                             -------  -------    ------- -------  ---------   -------  -------    --------  ------
Interest Earning Assets
Federal funds sold and interest
 bearing deposits in banks                 $  1,321   $    92    6.94%  $    604  $    37      6.15%  $  1,072     $    55   5.13%
Securities avialable for sale:
 Taxable (1)                               $ 34,979   $ 2,324    6.64%  $ 34,344  $ 2,195      6.39%  $ 29,221     $ 1,818   6.22%
 Tax-exempt (2)                            $      0   $     0    0.00%  $      0  $     0      0.00%  $     90           4   4.13%
Loans, net of allowance for loan
 losses(3)(4)(5)                           $224,119   $24,022   10.72%  $195,355  $20,465     10.48%  $162,780     $18,037  11.08%
                                           --------   -------           --------  -------             --------    --------
                                                                                                                   $19,914  10.31%
 Total interest earning assets             $260,419   $26,438   10.15%  $230,303  $22,697      9.86%  $193,163

Non Interest Assets
Cash and due from banks                    $ 12,896                     $ 11,524                      $ 10,004
Premises and equipment                     $ 12,237                     $ 11,087                      $  9,092
Interest receivable and other              $  3,037                     $  2,357                      $  1,988
                                           --------                     --------                      --------
 Total non interest assets                 $ 28,170                     $ 24,968                      $ 21,084

  Total assets                             $288,589                     $255,271                      $214,247

Interest Bearing Liabilities
Money market and NOW accounts              $101,157   ($3,825)  -3.78%  $ 90,655  ($2,852)    -3.15%  $ 66,349     ($2,084) -3.14%
Savings deposits                           $ 12,384     ($361)  -2.92%  $ 11,324    ($303)    -2.68%  $  8,633       ($261) -3.02%
Time deposits                              $ 62,799   ($3,801)  -6.05%  $ 48,944  ($2,501)    -5.11%  $ 50,388     ($2,742) -5.44%
Federal funds purchased                    $  5,762     ($371)  -6.44%  $  7,786    ($412)    -5.29%  $  6,274       ($357) -5.69%
Term borrowings                            $ 13,112     ($818)  -6.24%  $ 10,345    ($575)    -5.56%  $  9,225       ($517) -5.60%
                                           --------   -------           --------  -------             --------    --------

 Total interest bearing liabilities        $195,214   ($9,176)  -4.70%  $169,054  ($6,643)    -3.93%  $140,869     ($5,961) -4.23%
Non Interest Bearing Liabilities
Demand deposits                            $ 62,857                     $ 56,301                      $ 46,711
Interest payable and other                 $  1,892                     $  1,743                      $  1,880
                                           --------                     --------                      --------
 Total non interest liabilities            $ 64,749                     $ 58,044                      $ 48,591
                                           --------                     --------                      --------
  Total liabilities                        $259,963                     $227,098                      $189,460
Stockholders' equity                       $ 28,626                     $ 28,173                      $ 24,787
                                           --------                     --------                      --------
Total liabilities and stockholders equity  $288,589                     $255,271                      $214,247    $ 13,953
Net Interest Income                                   $17,262                     $16,054
Net Interest Income as a Percent of                                                                                   7.22%
 Earning Assets                                          6.63%                       6.97%

NOTES TO TABLE 1

1. Federal Home Loan Bank stock is included in securities available for sale.

2. Interest income does not include a taxable equivalent adjustment.

3. Nonaccrual loans are included in average balance totals.

4. Interest income includes recognized loan origination fees of $940, $1,076, and $1,137 for the years-ended 2000, 1999, and 1998 respectively.

5. Total includes loans held for sale.

                   Table II
       Analysis of Changes in Interest Income and Interest Expense
                 $ Thousands

                                                       2000 compared to 1999                  1999 compared to 1998
                                                     Increase (decrease) due to             Increase (decrease) due to
                                                     --------------------------             --------------------------
                                                   Volume      Rate          Net          Volume         Rate        Net
                                                   ------      ----          ---          ------         ----        ---
Interest earned on:
Federal funds sold and interest
 bearing deposits in banks                         $   44     $   11       $   55          ($24)         $   6        ($18)
Securities available for sale:
 Taxable                                           $   41     $   89       $  129        $  319          $  58        $377
 Tax-exempt                                        $    0     $    0       $    0           ($4)         $   0         ($4)
Loans, net of allowance for loan losses            $3,013     $  544       $3,557        $3,595        ($1,168)     $2,427
                                                   ------     ------       ------        ------        -------      ------

 Total interest income                             $3,098     $  644       $3,741        $3,886        ($1,104)     $2,783

Interest paid on:
Money market and NOW accounts                       ($330)     ($643)       ($973)        ($763)           ($4)      ($768)
Savings deposits                                     ($28)      ($30)        ($58)         ($81)         $  39        ($42)
Time deposits                                       ($708)     ($593)     ($1,301)          $79          $ 163        $241
Federal funds purchased                              $107       ($66)         $41          ($86)         $  31        ($55)
Term borrowings                                     ($154)      ($89)       ($242)         ($63)         $   5        ($58)
                                                   ------     ------       ------        ------        -------      ------

 Total interest expense                           ($1,113)   ($1,420)     ($2,533)        ($915)         $ 233       ($682)
                                                   ------     ------       ------        ------        -------      ------

   Net interest income                             $1,985      ($776)      $1,208        $2,971          ($870)     $2,101

                        ZIRKLE, LONG & TRIGUEIRO, L.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                             Eugene, Oregon  97401



Independent Auditors' Report



The Board of Directors and Stockholders
Pacific Continental Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Continental Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.



Eugene, Oregon
January 31, 2001

               Pacific Continental Corporation and Subsidiaries
                          Consolidated Balance Sheets

                                                                                                  December 31
                                                                                     --------------------------------------
                                                                                          2000                     1999
                                                                                     ------------              ------------

                                       ASSETS

    Cash and due from banks                                                          $ 15,145,489              $  9,269,481
    Federal funds sold                                                                    615,009                   682,565
                                                                                     ------------              ------------

                   Total cash and cash equivalents                                     15,760,498                 9,952,046

    Securities available-for-sale                                                      38,114,974                34,849,960
    Loans held for sale                                                                   813,551                 2,767,274
    Loans, less allowance for loan losses                                             221,631,188               206,765,352
    Interest receivable                                                                 1,714,524                 1,552,894
    Federal Home Loan Bank stock                                                        2,298,800                 2,155,500
    Property, net of accumulated depreciation                                          12,977,821                11,763,770
    Deferred income taxes                                                                       -                   594,183
    Other assets                                                                          812,939                   686,910
                                                                                     ------------              ------------

                   Total assets                                                      $294,124,295              $271,087,889
                                                                                     ============              ============
                      LIABILITIES and STOCKHOLDERS' EQUITY

    Liabilities:
      Deposits:
        Noninterest-bearing                                                          $ 69,548,873              $ 62,531,496
        Savings and interest-bearing demand                                           126,770,317               108,757,023
        Time, $100,000 and over                                                        27,476,161                27,568,215
        Other time                                                                     26,308,204                25,318,034
                                                                                     ------------              ------------

                                                                                      250,103,555               224,174,768

      Federal funds purchased                                                             900,000                 5,800,000
      Federal Home Loan Bank term borrowings                                           11,500,000                13,000,000
      Accrued interest and other liabilities                                            1,250,708                 1,001,802
                                                                                     ------------              ------------

                   Total liabilities                                                  263,754,263               243,976,570
                                                                                     ------------              ------------
    Commitments and contingencies (Notes 6 and 16)

    Stockholders' equity:
      Common stock, $1 par value; 10,000,000 shares
           authorized; 4,535,752 and 4,595,622 shares
           outstanding in 2000 and 1999, respectively                                   4,535,752                 4,595,622
      Surplus                                                                          14,056,333                14,134,993
      Retained earnings                                                                11,787,069                 8,874,307
      Accumulated other comprehensive loss                                                 (9,122)                 (493,603)
                                                                                     ------------              ------------

                   Total stockholders' equity                                          30,370,032                27,111,319
                                                                                     ------------              ------------

                   Total liabilities and stockholders' equity                        $294,124,295              $271,087,889
                                                                                     ============              ============

The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
                       Consolidated Statements of Income

                                                                                  Year Ended December 31
                                                                   ------------------------------------------------
                                                                       2000              1999              1998
                                                                   ------------      ------------      ------------
    Interest income:
      Loans                                                        $ 24,024,226      $ 20,466,227      $ 18,022,873
      Securities                                                      2,180,717         2,041,920         1,674,387
      Dividends on Federal Home Loan Bank stock                         143,554           151,881           146,929
      Federal funds sold                                                 89,126            37,170            69,088
                                                                   ------------      ------------      ------------
                                                                     26,437,623        22,697,198        19,913,277
                                                                   ============      ============      ============

    Interest expense:
      Deposits                                                        7,987,275         5,655,472         5,148,415
      Federal Home Loan Bank borrowings                                 817,640           575,209           517,157
      Federal funds purchased                                           370,791           412,257           295,049
                                                                   ------------      ------------      ------------
                                                                      9,175,706         6,642,938         5,960,621
                                                                   ============      ============      ============

               Net interest income                                   17,261,917        16,054,260        13,952,656

    Provision for loan losses                                         1,340,000           735,000           810,000
                                                                   ------------      ------------      ------------
               Net interest income after provision for
                    loan losses                                      15,921,917        15,319,260        13,142,656
                                                                   ============      ============      ============

    Noninterest income:
      Service charges on deposit accounts                             1,016,896           977,151           818,932
      Other fee income, principally bankcard processing               1,885,066         1,505,863         1,160,458
      Loan servicing                                                    253,961           459,606           355,185
      Mortgage banking income and gains on sales
           of loans                                                     578,319           952,907         1,453,999
      Gains (losses) on sales of securities                            (24,322)            30,490             6,146
      Other                                                             199,294           193,017           189,965
                                                                   ------------      ------------      ------------

                                                                      3,909,214         4,119,034         3,984,685
                                                                   ------------      ------------      ------------

    Noninterest expense:
      Salaries and employee benefits                                  6,174,747         5,638,406         5,002,377
      Premises and equipment                                          1,268,630         1,353,447         1,205,330
      Bankcard processing                                             1,503,279         1,119,924           808,766
      Business development                                              778,922           755,928           688,024
      Other                                                           2,244,505         1,832,722         1,664,980
                                                                   ------------      ------------      ------------

                                                                     11,970,083        10,700,427         9,369,477
                                                                   ------------      ------------      ------------

               Income before income taxes                             7,861,048         8,737,867         7,757,864

    Provision for income taxes                                        3,053,000         3,364,000         2,985,000
                                                                   ------------      ------------      ------------

               Net income                                           $ 4,808,048       $ 5,373,867       $ 4,772,864
                                                                   ============      ============      ============

    Earnings per share:
      Basic                                                         $      1.06       $      1.13       $      1.01
      Diluted                                                       $      1.05       $      1.12       $       .99

The accompanying notes are an integral part of these consolidated financial statements.

                        Pacific Continental Corporation
          Consolidated Statements of Changes in Stockholders' Equity
             For the Years Ended December 31, 2000, 1999 and 1998

                                                                                                         Accumulated
                                                                                                            Other
                                                     Number      Common                     Retained    Comprehensive
                                                   of Shares     Stock        Surplus       Earnings    Income (Loss)      Total
                                                   ---------  ------------ ------------   ------------ ------------- --------------
       Balance, January 1, 1998                    3,093,260  $  3,093,260 $ 14,837,548   $  4,033,359  $    27,267  $   21,991,434
                                                                                                        -----------  --------------
         Net income                                                                          4,772,864                    4,772,864
         Other comprehensive income:
           Unrealized gains on securities                                                                   111,742
           Reclassification of gains realized                                                                (6,146)
           Deferred income taxes                                                                            (40,506)
                                                                                                        -----------
                Other comprehensive income                                                                   65,090          65,090
                                                                                                        -----------  --------------
         Comprehensive income                                                                                             4,837,954
         Stock options exercised and related
         tax benefit                                 148,779       148,779    1,053,986                                   1,202,765
         Stock split (3 shares for 2)              1,549,894     1,549,894   (1,549,894)                                          -
         Cash dividends - $.24 per share                                                    (1,148,511)                  (1,148,511)
         Dividends reinvested                         11,556        11,556      238,516                                     250,072
         Fractional shares repurchased and retired      (436)         (436)      (7,628)                                     (8,064)
                                                   ---------  ------------ ------------   ------------               --------------
       Balance, December 31, 1998                  4,803,053     4,803,053   14,572,528      7,657,712       92,357      27,125,650
                                                                                                        -----------  --------------
         Net income                                                                          5,373,867                    5,373,867
         Other comprehensive loss:
           Unrealized losses on securities                                                                 (920,074)
           Reclassification of gains realized                                                               (30,490)
           Deferred income taxes                                                                            364,604
                                                                                                        -----------
                Other comprehensive loss                                                                   (585,960)       (585,960)
                                                                                                        -----------  --------------
         Comprehensive income                                                                                             4,787,907
         Stock options exercised and related
         tax benefit                                  35,902        35,902      305,847                                     341,749
         Cash dividends - $.28 per share                                                    (1,323,255)                  (1,323,255)
         Shares repurchased and retired             (243,333)     (243,333)    (743,382)    (2,834,017)                  (3,820,732)
                                                   ---------  ------------ ------------   ------------               --------------
       Balance, December 31, 1999                  4,595,622     4,595,622   14,134,993      8,874,307     (493,603)     27,111,319
                                                                                                        -----------  --------------
         Net income                                                                          4,808,048                    4,808,048
         Other comprehensive income:
           Unrealized gains on securities                                                                   761,611
           Reclassification of losses realized                                                               24,322
           Deferred income taxes                                                                           (301,452)
                                                                                                        -----------
                Other comprehensive income                                                                  484,481         484,481
                                                                                                        -----------  --------------
         Comprehensive income                                                                                             5,292,529
         Stock options exercised and related
         tax benefit                                  17,638        17,638      160,183                                     177,821
         Cash dividends - $.27 per share                                                    (1,224,713)                  (1,224,713)
         Shares repurchased and retired              (77,508)      (77,508)    (238,843)      (670,573)                    (986,924)
                                                   ---------  ------------ ------------   ------------  -----------  --------------
       Balance, December 31, 2000                  4,535,752  $  4,535,752 $ 14,056,333   $ 11,787,069  $    (9,122) $   30,370,032
                                                   =========  ============ ============   ============  ===========  ==============

The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
                     Consolidated Statements of Cash Flows

                                                                                    Year Ended December 31
                                                                     ----------------------------------------------
                                                                          2000             1999             1998
                                                                     ------------     ------------     ------------
    Cash flows from operating activities:
      Net income                                                      $ 4,808,048      $ 5,373,867      $ 4,772,864
      Adjustments to reconcile net income to net cash
           provided by operating activities:
        Depreciation                                                      778,813          780,647          621,111
        Amortization                                                       55,378          112,560          259,796
        Provision for loan losses                                       1,340,000          735,000          810,000
        Losses of foreclosed assets                                        82,679                -                -
        Deferred income taxes                                             334,000         (137,000)        (122,000)
        Origination of loans for sale                                 (18,761,125)     (23,140,515)     (39,857,910)
        Proceeds from sales of loans                                   19,735,907       27,387,185       39,304,528
        Gains on sales of loans                                          (350,997)        (634,572)        (946,855)
        (Gains) losses on sales of securities                              24,322          (30,490)          (6,146)
        Stock dividends from Federal Home Loan Bank                      (143,300)        (151,600)        (146,600)
        Change in:
           Interest receivable                                           (161,630)        (244,136)        (126,439)
           Deferred loan fees                                             (43,309)          30,471          (37,976)
           Capitalized loan servicing rights                              130,870         (126,573)         (67,739)
           Accrued interest and other liabilities                         203,310          232,248           38,271
           Income taxes payable                                            17,327          (76,731)         678,158
           Other assets                                                     3,101         (149,985)         184,591
                                                                     ------------     ------------     ------------

                 Net cash provided by operating activities              8,053,394        9,960,376        5,357,654
                                                                     ------------     ------------     ------------

    Cash flows from investing activities:
      Proceeds from sales and maturities of securities                  9,852,549       16,266,537       18,625,628
      Purchase of securities                                          (12,411,330)     (21,019,078)     (19,526,404)
      Loans made net of principal collections received                (17,787,588)     (32,366,284)     (45,916,505)
      Proceeds from sales of loans                                      3,200,000        3,748,144       10,141,574
      Purchase of loans                                                (1,030,000)               -       (4,676,657)
      Purchase of property                                             (1,992,864)      (1,827,997)      (3,701,532)
      Proceeds on sale of foreclosed assets                               442,321                -                -
                                                                     ------------     ------------     ------------

                 Net cash used in investing activities                (19,726,912)     (35,198,678)     (45,053,896)
                                                                     ============     ============     ============

    Cash flows from financing activities:
      Net increase in deposits                                         25,928,787       29,845,945       27,033,705
      Change in federal funds purchased                                (4,900,000)      (2,800,000)       1,450,000
      Change in Federal Home Loan Bank term borrowings                 (1,500,000)       2,000,000        8,000,000
      Proceeds from stock options exercised                               164,820          298,749          855,774
      Dividends paid, net of reinvested in 1998                        (1,224,713)      (1,323,255)        (898,439)
      Repurchase of shares                                               (986,924)      (3,820,732)          (8,064)
                                                                     ------------     ------------     ------------

                 Net cash provided by financing activities             17,481,970       24,200,707       36,432,976
                                                                      ===========      ===========      ===========

    Net increase (decrease) in cash and cash equivalents                5,808,452       (1,037,595)      (3,263,266)

    Cash and cash equivalents, beginning of year                        9,952,046       10,989,641       14,252,907
                                                                     ------------     ------------     ------------

    Cash and cash equivalents, end of year                            $15,760,498      $ 9,952,046      $10,989,641
                                                                      ===========      ===========      ===========
    Supplemental information:
      Noncash investing and financing activities:
        Transfers of loans to foreclosed assets                        $  785,000       $  125,000         $      -
        Dividends reinvested                                                    -                -          250,072
        Change in unrealized gain on securities, net of
             deferred income taxes                                        484,481          585,960           65,090
      Cash paid during the year for:
        Income taxes                                                    2,688,672        3,577,732        2,428,840
        Interest                                                        9,091,100        6,644,367        5,987,928

The accompanying notes are an integral part of these consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
                  Notes to Consolidated Financial Statements

1.    Summary of Significant Accounting Policies:

      Principles of Consolidation - The consolidated financial statements include the accounts of Pacific Continental Corporation ("Company"), a bank holding company formed in 1999, and its wholly-owned subsidiary, Pacific Continental Bank (the "Bank") and the Bank's wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral - inactive in 2000 and 1999). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

      The Bank is required to maintain certain reserves as defined by regulation. Such reserves were maintained in cash at December 31, 2000.

      Securities Available-for-Sale - Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. The Bank classified all securities as available-for-sale throughout 2000 and 1999. Securities classified as available-for-sale are reported at estimated fair value, net of deferred taxes. The difference between estimated fair value and amortized cost is a separate component of stockholders' equity (accumulated other comprehensive income). Management determines the appropriate classification of securities at the time of purchase.

      Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on the specific identification basis.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


1.    Summary of Significant Accounting Policies, Continued:

      Loans Held for Sale and Mortgage Banking Activities - The Bank originates residential real estate loans for resale in the secondary market. The Bank also originates government guaranteed loans, a portion of which are held for sale. Sales are without recourse. Loans held for sale are carried at the lower of cost or market.

      Loans and Income Recognition - Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, discounts associated with retained portions of loans sold, and an allowance for loan losses. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the interest is doubtful. Loan origination fees are amortized over the lives of the loans as adjustments to yield.

      Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.

      Servicing - Servicing assets are recognized as separate assets when rights are acquired through sales of loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined based upon discounted cash flows using market-based assumptions.

      Federal Home Loan Bank Stock - The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. For 2000, the Bank's minimum required investment was approximately $750,000. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


1.    Summary of Significant Accounting Policies, Continued:

      Property - Property is stated at cost, net of accumulated depreciation. Additions, betterments and replacements of major units are capitalized. Expenditures for normal maintenance, repairs and replacements of minor units are charged to expense as incurred. Gains or losses realized from sales or retirements are reflected in operations currently.

      Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

      Income Taxes - Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using tax rates in effect for the year in which the differences are expected to reverse.

      Stockholders' Equity and Earnings Per Share - Basic earnings per share are computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 12. Weighted shares outstanding are adjusted retroactively for the effect of stock splits and stock dividends.

      Weighted average shares outstanding at December 31 are as follows:

                                                                         2000              1999              1998
                                                                   ----------------  ----------------  ----------------
        Basic                                                            4,545,588         4,748,868         4,739,919
        Common stock equivalents
             attributable to stock options                                  14,794            45,056            80,095
                                                                   ----------------  ----------------  ----------------

        Diluted                                                          4,560,382         4,793,924         4,820,014
                                                                   ----------------  ----------------  ----------------

      Under a repurchase plan expiring December 31, 2000, the Company repurchased and retired 77,508 shares of common stock costing $986,924 in 2000 and 243,333 shares costing $3,820,732 in 1999.

      Financial Accounting Standards Board ("FASB") - In June 2000, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 138 addresses a limited number of implementation issues related to SFAS No. 133 (effective 2001). The Bank has no derivative instruments at December 31, 2000.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


1.    Summary of Significant Accounting Policies, Continued:

      In September 2000, FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities. This Statement replaces SFAS No. 125 and revises standards for accounting and securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of SFAS No. 125's provisions without reconsideration. It is generally effective after March 31, 2001. Adoption of SFAS No. 140 is not expected to have a material effect on the Bank's financial position or results of operations.

      Reclassifications - The 1999 and 1998 figures have been reclassified where appropriate to conform with the financial statement presentation used in 2000. These reclassifications had no effect on previously reported net income.

2.    Securities Available-for-Sale:

      The amortized cost and estimated market values of securities available-for-sale at December 31 are as follows:

                                                                                           2000
                                                            --------------------------------------------------------------
                                                                               Gross            Gross
                                                            Amortized       Unrealized       Unrealized
                                                              Cost             Gains           Losses        Market Value
                                                            -----------     ------------     -----------     -------------
        Obligations of U.S. Government agencies             $11,088,070     $    214,967     $         -     $  11,303,037
        Obligations of states and political
             subdivisions (taxable)                           1,397,600           18,966               -         1,416,566
        Corporate notes                                       2,006,019            9,329               -         2,015,348
        Mortgage-backed securities                           23,638,083           62,604         320,664        23,380,023
                                                            -----------     ------------     -----------     -------------
                                                            $38,129,772     $    305,866     $   320,664     $  38,114,974
                                                            -----------     ------------     -----------     -------------
                                                                                         1999
                                                            --------------------------------------------------------------
                                                                                Gross            Gross
                                                            Amortized       Unrealized       Unrealized
                                                              Cost             Gains           Losses        Market Value
                                                            -----------     ------------     -----------     -------------
        Obligations of U.S. Government agencies             $ 3,920,245     $          -     $    63,583     $   3,856,662
        Obligations of states and political
             subdivisions (taxable)                             906,400              537               -           906,937
        Corporate notes                                       2,014,694                -           4,294         2,010,400
        Mortgage-backed securities                           28,809,353                -         733,392        28,075,961
                                                            -----------     ------------     -----------     -------------
                                                            $35,650,692     $        537     $   801,269     $  34,849,960
                                                            -----------     ------------     -----------     -------------

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


2.    Securities Available-for-Sale, Continued:

      The amortized cost and estimated market value of securities at December 31, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       2000                              1999
                                                            ----------------------------      ----------------------------
                                                              Amortized         Market          Amortized         Market
                                                                 Cost           Value             Cost             Value
                                                            -----------      -----------      -----------       ----------
        Due in one year or less                             $ 2,006,019      $ 2,015,348      $         -       $        -
        Due after one year through 5 years                   11,088,070       11,303,037        4,965,135        4,911,599
        Due after 5 years through 15 years                    1,397,600        1,416,566        1,876,204        1,862,400
        Mortgage-backed securities                           23,638,083       23,380,023       28,809,353       28,075,961
                                                            -----------      -----------      -----------       ----------

                                                            $38,129,772      $38,114,974      $35,650,692      $34,849,960
                                                            -----------      -----------      -----------       ----------

      Gross realized losses on sales of securities were $24,322 in 2000. Gross realized gains on sales of securities were $30,490 in 1999. Gross realized gains and losses were $7,716 and $1,570, respectively, in 1998.

      At December 31, 2000, mortgage-backed securities with amortized costs of $8,457,980 (estimated market values of $8,409,035) were pledged to secure certain Treasury and public deposits as required by law.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

3.    Loans:

      Major classifications of loans at December 31 are as follows:

                                                  2000               1999
                                            ---------------    ---------------

        Commercial loans                    $    54,797,800    $    56,485,265
        Real estate loans                       159,481,077        144,868,751
        Consumer loans                           10,582,451          8,984,009
                                            ---------------    ---------------

                                                224,861,328        210,338,025
        Deferred loan origination fees           (1,081,464)        (1,124,773)
                                            ---------------    ---------------

                                                223,779,864        209,213,252
        Allowance for loan losses                (2,148,676)        (2,447,900)
                                            ---------------    ---------------

                                            $   221,631,188    $   206,765,352
                                            ---------------    ---------------

      Scheduled maturities or repricing of loans at December 31, 2000 are as follows:

               Three months or less         $    89,846,348
               Three months to one year          10,398,003
               One year to three years           53,742,251
               Three years to five years         63,023,704
               Thereafter                         7,851,022
                                            ---------------

                                            $   224,861,328
                                            ---------------

      Allowance for Loan Losses:

                                                  2000               1999
                                            ---------------    ---------------
        Balance, beginning of year          $     2,447,900    $     2,069,614
        Provision charged to income               1,340,000            735,000
        Loans charged against the allowance      (1,729,518)          (376,706)
        Recoveries credited to allowance             90,294             19,992
                                            ---------------    ---------------

        Balance, end of year                $     2,148,676    $     2,447,900
                                            ---------------    ---------------

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


3.    Loans, Continued:

      There were no loans outstanding at December 31, 2000 or 1999 that were impaired or modified as to the original agreement to more favorable terms. Loans on nonaccrual status were $489,957 and $1,422,344 at December 31, 2000 and 1999, respectively. Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $31,000 and $102,000 during 2000 and 1999, respectively. Loans contractually past due 90 days or more on which interest was still accruing totaled $155,097 and $464,003 at December 31, 2000 and 1999, respectively.

      A substantial portion of the Bank's loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups. At December 31, 2000, approximately 12% of the Bank's loan portfolio was concentrated in loans to the hotel and motel industry, with no other single industry group exceeding 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

4.    Servicing:

      Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans at December 31, 2000 and 1999 were $39,635,162 and $39,071,356, respectively.

      The balance of capitalized loan servicing rights, net of valuation allowances, included in other assets was $153,473 and $284,344 at December 31, 2000 and 1999, respectively.

5.    Foreclosed Assets:

      Foreclosed assets of $385,000 and $125,000 at December 31, 2000 and 1999, respectively, is included in other assets and recorded at fair value less estimated selling costs.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

6.    Property:

      Property at December 31 consists of the following:

                                                                           2000                1999
                                                                   -------------------  ------------------
        Land                                                       $        1,662,107   $       1,662,107
        Buildings and improvements                                         10,695,558           9,723,385
        Furniture and equipment                                             4,770,083           3,772,375
                                                                   -------------------  ------------------

                                                                           17,127,748          15,157,867
        Less accumulated depreciation                                       4,149,927           3,394,097
                                                                   -------------------  ------------------

                                                                   $       12,977,821   $      11,763,770
                                                                   -------------------  ------------------

      Lease Commitments - The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2020. Rent expense totaled $212,011, $186,149 and $111,388 in 2000, 1999 and 1998, respectively, related to these leases.

      Property Leased to Others - The Bank leases approximately 82% of its Springfield Gateway building to others under noncancelable operating lease agreements extending through 2005.

      Future minimum payments required under these leases are:

                                                                                           Property
                                                                         Lease              Leased
                                                                      Commitments         to Others
                                                                   -----------------  -----------------
               2001                                                $        215,896   $        284,766
               2002                                                         217,756            286,874
               2003                                                         223,756            291,802
               2004                                                         220,193            198,629
               2005                                                         155,168            148,123
               Thereafter                                                 1,302,889            111,092
                                                                   -----------------  -----------------
                                                                   $      2,335,658   $      1,321,286
                                                                   -----------------  -----------------

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued


7.    Deposits:

      Scheduled maturities or repricing of time deposits at December 31 are as follows:

                                                  2000            1999
                                             -------------    ------------

     Less than three months                  $  17,905,220    $ 21,005,239
     Three months to one year                   30,860,570      26,657,362
     One to three years                          4,326,928       4,306,405
     Thereafter                                    691,647         917,243


8.    Federal Funds Purchased:

      Federal funds purchased consists of the following at December 31:

                                                  2000            1999
                                             -------------    ------------
          FHLB overnight borrowings          $           -    $  4,000,000
          Federal funds purchased from
            correspondent banks                    900,000       1,800,000
                                             -------------    ------------
                                             $     900,000    $  5,800,000
                                             -------------    ------------

      The Bank maintains uncollateralized federal funds borrowing lines with correspondent banks totaling $29,000,000 ($28,100,000 available at December 31, 2000).

      The Bank has a borrowing limit with the FHLB totaling $44,000,000 ($32,500,000 available at December 31, 2000). FHLB stock, funds on deposit with FHLB, securities and loans are pledged as collateral for borrowings from FHLB.

9.    Federal Home Loan Bank Term Borrowings:

      Federal Home Loan Bank term borrowings at December 31 are as follows:

                                                  2000            1999
                                            ---------------   ------------
     Due January 2001, 6.84% interest
       payable monthly                      $     3,500,000   $          -
     Due July 2001, 6.93% interest
       payable monthly                            2,000,000              -
     Due January 2003, 5.76% interest
       payable monthly                            6,000,000      6,000,000
     Paid 2000                                            -      7,000,000
                                            ---------------   ------------
                                            $    11,500,000   $ 13,000,000
                                            ---------------   ------------

      FHLB borrowing limit and collateralization are discussed in Note 8.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

10.  Income Taxes:

      The provision for income taxes for the years ended December 31 consist of the following:

                                                                    2000              1999              1998
                                                              --------------      ------------      ------------
      Currently payable:
         Federal                                              $    2,251,000      $  2,899,000      $  2,574,000
         State                                                       468,000           602,000           533,000
                                                              --------------      ------------      ------------
                                                                   2,719,000         3,501,000         3,107,000
                                                              --------------      ------------      ------------

      Deferred:
         Federal                                                     276,000          (114,000)         (103,000)
         State                                                        58,000           (23,000)          (19,000)
                                                              --------------      ------------      ------------
                                                                     334,000          (137,000)         (122,000)
                                                              --------------      ------------      ------------
      Total provision for income taxes                        $    3,053,000      $  3,364,000      $  2,985,000
                                                              ==============      ============      ============

     The provision for deferred income taxes results from timing differences in the recognition of revenue and expenses for financial statement and tax purposes. The nature and tax effect of these differences for the years ended December 31 are as follows:

                                                                   2000                1999              1998
                                                              --------------      -------------     --------------
      Loan fees and other loan basis adjustment
         differences between financial
         statement and tax purposes                           $       37,259      $     (34,792)    $       24,472
      Loan loss deduction for tax purposes
         more (less) than provision for financial
         reporting purposes                                          191,532           (103,666)          (164,102)
      Depreciation deduction differences
         between financial statement and
         tax purposes                                                 (5,957)           (20,044)            (9,407)
      Federal Home Loan Bank stock dividends                          45,264             47,503             46,037
      State income tax and other                                      65,902            (26,001)           (19,000)
                                                              --------------      -------------     --------------
                                                              $      334,000      $    (137,000)    $     (122,000)
                                                              ==============      =============     ==============

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

10.  Income Taxes, Continued:

     The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:

                                                                     2000              1999             1998
                                                                ------------      ------------      ------------
      Expected federal income tax provision
         at 34%                                                 $  2,673,000      $  2,971,000      $  2,638,000
      State income tax, net of federal income
         tax effect                                                  347,000           382,000           339,000
      Other nondeductible expenses                                    33,000            11,000             8,000
                                                                ------------      ------------      ------------
      Provision for income taxes                                $  3,053,000      $  3,364,000      $  2,985,000
                                                                ============      ============      ============

     The tax benefit associated with the Bank's stock option plans reduced taxes payable by $13,000, $43,000 and $347,000 at December 31, 2000, 1999 and
     1998, respectively. Such benefit is credited to surplus.

     The components of deferred tax assets and liabilities at December 31 are as follows:

                                                                    2000              1999            1998
                                                                -----------       ------------      ----------
      Assets:
         Allowance for loan losses                              $   592,663       $    826,373      $  699,475
         Basis adjustments on loans                                  60,252             65,966          29,626
         Net unrealized losses on securities                          5,676            307,129               -
                                                                -----------       ------------      ----------
           Total deferred tax assets                                658,591          1,199,468         729,101
                                                                -----------       ------------      ----------
      Liabilities:
         Federal Home Loan Bank stock dividends                     371,593            316,629         258,481
         Excess tax over book depreciation                          192,072            198,617         218,120
         Net unrealized gains on securities                               -                  -          57,470
         Other, principally loan origination costs                  123,194             90,039         102,451
                                                                -----------       ------------      ----------
           Total deferred tax liabilities                           686,859            605,285         636,522
                                                                -----------       ------------      ----------
      Net deferred tax assets (liabilities)                     $   (28,268)      $    594,183      $   92,579
                                                                ===========       ============      ==========

11.  Retirement Plan:

     The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $328,355, $349,455 and $324,261 in 2000, 1999 and 1998, respectively.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

12.  Stock Option Plans:

     The Bank has Employee and Nonemployee Director Stock Option Plans that reserve shares of stock for issuance to executives, employees and directors. Under the plans, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and the option's maximum term is five years. Options granted before 2000 vested at grant. For employee options granted in 2000, vesting occurs over a four-year period. Information with respect to options granted under the stock option plans, adjusted for stock splits and dividends, is as follows:

                                               2000                      1999                        1998
                                   ------------------------- ---------------------------  --------------------------
                                                    Average                    Average                     Average
                                      Options        Price       Options        Price        Options        Price
                                    Outstanding    Per Share   Outstanding    Per Share    Outstanding    Per Share
                                   -------------  ----------- -------------  -----------  -------------  -----------
      Balance, beginning of
           year                        162,775    $    11.49      200,785    $     11.05       328,222   $    7.51
      Grants:
         Employees                     163,000          9.25            -                       26,700       24.22
         Directors                      24,000          9.25            -                            -
      Exercised                        (17,506)         9.39      (35,902)          8.32      (152,059)       5.63
      Expired                           (4,953)                    (2,108)                      (2,078)
                                   -------------              -------------               -------------
      Balance, end of year             327,316    $    10.23      162,775    $     11.49       200,785   $   11.05
                                   =============              =============               =============
      Options exercisable
           at end of year              198,716                    162,775                      200,785

      Options available for
           grant at end of
           year                        415,250                    600,000                       13,834

     The Bank has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant date for awards in 2000 and 1998 (no options granted in 1999) consistent with the provisions of SFAS No. 123, the Bank's net income and earnings per share would have been the pro forma amounts indicated below:

                                                              2000             1999              1998
                                                         -----------       -----------       -----------
      Net income - as reported                           $ 4,808,048       $ 5,373,867       $ 4,772,864
      Net income - pro forma                               4,718,147         5,373,867         4,625,458
      Basic earnings per share - as reported                    1.06              1.13              1.01
      Basic earnings per share - pro forma                      1.04              1.13              0.98

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

12.  Stock Option Plans , Continued:

     The fair value of each option grant ($2.21 and $6.64 in 2000 and 1998, respectively) is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                      2000            1998
                                                   ---------       --------
      Dividend yield                                  3.89%           1.49%
      Risk-free interest rate                         6.50%           5.00%
      Expected life                                4 years         4 years
      Expected volatility                            30.24%          30.01%

     Outstanding options at December 31, 2000 are as follows:

                                                  Price
                                     Shares     Per Share     Expiration
                                    --------   -----------  -------------
                                     71,504     $    9.12    May 2001
                                     50,362          9.66    April 2002
                                     20,700         24.22    June 2003
                                    184,750          9.25    August 2005

13.  Transactions with Related Parties:

     The Bank has granted loans to officers and directors of the Bank and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The aggregate dollar amount of these loans outstanding was $1,353,322, $442,879 and $500,655 at December 31, 2000, 1999 and 1998,
     respectively. Activity with respect to these loans during the year ended December 31, 2000 was as follows:

      Balance, January 1, 2000                                  $   442,879

         Additions or renewals                                    1,143,363
         Amounts collected or renewed                              (232,920)
                                                                -----------
      Balance, December 31, 2000                                $ 1,353,322
                                                                ===========

     In addition, there were $310,238 in commitments to extend credit to directors and officers at December 31, 2000, which are included as part of commitments in Note 14.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

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

     Off-balance-sheet instruments at December 31 consist of the following:

                                                                   2000            1999
                                                               ------------    ------------
      Commitments to extend credit                             $ 38,964,350    $ 37,907,524
      Letters of credit and financial guarantees written          3,416,225       1,075,725

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

     The estimated fair values of the Bank's financial instruments at December 31 are as follows:

                                                               2000                                    1999
                                              -------------------------------------    ------------------------------------
                                                     Carrying                              Carrying
                                                      Amount           Fair Value           Amount             Fair Value
                                              -------------------------------------    ------------------------------------
      Financial assets:
         Cash and cash equivalents                $  15,760,498     $   15,760,498      $   9,952,046      $     9,952,046
         Securities                                  38,114,974         38,114,974         34,849,960           34,849,960
         Loans held for sale                            813,551            831,954          2,767,274            2,848,312
         Loans, net of allowance
           for loan losses                          221,631,188        222,375,535        206,765,352          205,911,521
         Interest receivable                          1,714,524          1,714,524          1,552,894            1,552,894
         Federal Home Loan
           Bank stock                                 2,298,800          2,298,800          2,155,500            2,155,500

      Financial liabilities:
         Deposits                                   250,103,555        250,218,555        224,174,768          223,964,768
         Federal funds purchased                        900,000            900,000          1,800,000            1,800,000
         Federal Home Loan
           Bank borrowings                           11,500,000         11,493,000         17,000,000           16,809,000
         Accrued interest payable                       343,146            343,146            258,540              258,540

     Cash and Cash Equivalents - The fair value approximates carrying amount.

     Securities - Fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices from similar securities.

     Loans Held for Sale - Fair value represents the anticipated proceeds from sale of the loans.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

15.  Fair Value Disclosures of Financial Instruments, Continued:

     Loans - Fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans have carrying amounts that are a reasonable estimate of fair value.

     Deposits - Fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. Fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities. In accordance with provisions of SFAS No. 107, the estimated fair values of deposits do not take into account the benefit that results from low-cost funding such deposits provide.

     Federal Funds Purchased - The carrying amount is a reasonable estimate of fair value because of the short-term nature of these borrowings.

     Federal Home Loan Bank Borrowings - Fair value of Federal Home Loan Bank borrowings is estimated by discounting future cash flows at rates currently available for debt with similar terms and remaining maturities.

     Off-Balance-Sheet Financial Instruments - The carrying amount and fair value are based on fees charged for similar commitments and are not material.

16.  Legal Contingencies:

     Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

17.  Regulatory Matters :

     The Bank is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to leverage assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                          For Capital           Prompt Corrective
                                                     Actual            Adequacy Purposes        Action Provisions
                                            -----------------------------------------------------------------------
                                               Amount       Ratio      Amount      Ratio        Amount      Ratio
                                            -----------    -------   -----------  --------    ----------- ---------
As of December 31, 2000:
     Total capital (to risk
          weighted assets)                  $32,439,587     13.17%   $19,702,720       8%     $24,628,400      10%
     Tier 1 capital (to risk
          weighted assets)                   30,290,911     12.30%     9,851,360       4%      14,777,040       6%
     Tier 1 capital (to leverage
          assets)                            30,290,911     10.28%    11,786,560       4%      14,777,040       5%

As of December 31, 1999:
     Total capital (to risk
          weighted assets)                  $29,980,906     13.15%   $18,242,320       8%     $20,802,900      10%
     Tier 1 capital (to risk
          weighted assets)                   27,533,006     12.07%     9,121,160       4%      14,777,040       6%
     Tier 1 capital (to leverage
          assets)                            27,533,006     10.15%    10,853,560       4%      13,560,950       5%

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

18.  Parent Company Financial Information:

     Financial information for Pacific Continental Corporation (Parent Company only) is presented below:

                                     BALANCE SHEETS
                                       December 31

                                                                          2000                     1999
                                                                      ------------             ------------
      Assets:
         Cash ($32,781 and $37,409 deposited with the Bank)           $     39,743             $     37,690
         Prepaid expenses                                                    7,500                        -
         Deferred income taxes                                              41,000                   13,000
         Investment in the Bank, at cost plus equity
              in earnings                                               30,281,789               27,060,629
                                                                      ------------             ------------
                                                                      $ 30,370,032             $ 27,111,319
                                                                      ============             ============

      Liabilities and stockholders' equity:
         Liabilities                                                  $          -                        -
         Stockholders' equity                                           30,370,032             $ 27,111,319
                                                                      ------------             ------------
                                                                      $ 30,370,032             $ 27,111,319
                                                                      ============             ============

                                  STATEMENTS OF INCOME
                            For the Periods Ended December 31

                                                                          2000                     1999
                                                                      ------------             ------------
      Cash dividends from the Bank                                    $  2,180,000             $  4,514,000
      Interest income                                                        2,519                      411
      Legal and registration expense                                      (126,149)                 (45,132)
                                                                      ------------             ------------

                Income before income tax benefit and
                   equity in undistributed earnings
                   of the Bank                                           2,056,370                4,469,279

      Income tax benefit                                                    28,000                   13,000
      Equity in undistributed earnings of the Bank
           (distributions in excess of earnings)                         2,723,678               (1,267,015)
                                                                      ------------             ------------
                Net income                                            $  4,808,048             $  3,215,264
                                                                      ============             ============

               Pacific Continental Corporation and Subsidiaries
             Notes to Consolidated Financial Statements, Continued

18.  Parent Company Financial Information, Continued:


                           STATEMENTS OF CASH FLOWS
                       For the Periods Ended December 31

                                                                       2000                 1999
                                                                   ------------         ------------
      Cash flows from operating activities:
         Net income                                                $  4,808,048         $  3,215,264
         Adjustments to reconcile net income to net cash
              provided by operating activities:
           Equity in undistributed earnings of the Bank
                (distributions in excess of earnings)                (2,723,678)           1,267,015
           Prepaid expenses                                              (7,500)                   -
           Deferred income taxes                                        (28,000)             (13,000)
                                                                   ------------         ------------
                   Net cash provided by operating activities          2,048,870            4,469,279
                                                                   ------------         ------------

      Cash flows from financing activities:

         Proceeds from stock options exercised                          164,820               84,208
         Dividends paid                                              (1,224,713)            (695,394)
         Shares repurchased and retired                                (986,924)          (3,820,403)
                                                                   ------------         ------------
                   Net cash used in financing activities             (2,046,817)          (4,431,589)
                                                                   ------------         ------------

      Net increase in cash                                                2,053               37,690

      Cash, beginning of period                                          37,690                    -
                                                                   ------------         ------------
      Cash, end of period                                          $     39,743         $     37,690
                                                                   ============         ============