Form 10-K, Exhibit 13
period 2001-12-31
PACIFIC CONTINENTAL CORP
filed 2002-03-20
CIK 1084717

                                                                    EXHIBIT 13.1

Pacific Continental Corporation
Selected Financial Data
(Dollars in thousands, except per share data)

                                                          2001          2000         1999         1998         1997
                                                          ----          ----         ----         ----         ----
For the year
 Net interest income                                     $ 18,520     $ 17,262     $ 16,054     $ 13,953     $ 12,304
 Provision for loan losses                               $  1,455     $  1,340     $    735     $    810     $    730
 Noninterest income                                      $  4,894     $  3,909     $  4,119     $  3,984     $  2,595
 Noninterest expense                                     $ 12,654     $ 11,970     $ 10,700     $  9,369     $  7,521
 Income taxes                                            $  3,582     $  3,053     $  3,364     $  2,985     $  2,431
 Net income                                              $  5,722     $  4,808     $  5,374     $  4,773     $  4,217
 Cash dividends                                          $  1,401     $  1,225     $  1,323     $  1,149     $    976

Per common share data (1)
 Net income
  Basic                                                  $   1.14     $   0.96     $   1.03     $   0.92     $   0.86
  Diluted                                                $   1.12     $   0.96     $   1.02     $   0.90     $   0.84
Cash dividends                                           $   0.28     $   0.25     $   0.25     $   0.22     $   0.19
Market value, end of year                                $  12.70     $   8.07     $  11.82     $  16.25     $  13.94

At year end
 Assets                                                  $309,548     $294,124     $271,088     $241,944     $200,120
 Loans, less allowance for loan loss                     $239,683     $222,445     $209,533     $185,292     $144,112
 Deposits                                                $248,328     $250,104     $224,175     $194,329     $167,295
 Shareholders' equity                                    $ 35,604     $ 30,370     $ 27,111     $ 27,126     $ 21,991

Average for the year
 Assets                                                  $299,721     $288,589     $255,271     $214,247     $183,821
 Earning assets                                          $270,702     $260,419     $230,303     $193,163     $165,994
 Loans, less allowance for loan loss                     $234,441     $224,119     $195,355     $162,780     $141,050
 Deposits                                                $238,856     $239,197     $207,224     $172,081     $153,050
 Interest paying liabilities                             $195,529     $195,214     $169,054     $140,869     $123,735
 Shareholders' equity                                    $ 33,882     $ 28,626     $ 28,173     $ 24,787     $ 19,279

Financial ratios
 Return on average:
  Assets                                                     1.91%        1.67%        2.11%        2.23%        2.29%
  Shareholders' equity                                      16.89%       16.79%       19.08%       19.26%       21.87%
 Average shareholders' equity/average assets                11.30%        9.92%       11.04%       11.57%       10.49%
 Dividend payout ratio                                      24.48%       25.47%       24.62%       24.07%       22.54%
 Risk based capital:
  Tier I capital                                            12.71%       12.30%       12.07%       12.99%       13.81%
  Tier II capital                                           13.98%       13.17%       13.15%       13.98%       14.75%

(1) Per common share data is retroactively adjusted to reflect the stock splits and stock dividends of 2001, 1998, and 1997.

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

In addition to historical information, this report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing Pacific Continental Corporation of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such material differences include, but are not limited to, those discussed in this section of the report. In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this report: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of the statement. Pacific Continental Corporation undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

HIGHLIGHTS

Year 2001

     .    Increased operating revenue 11% over prior year.

     .    Improved net interest margin by 0.21% over prior year to 6.84%.

     .    Paid cash dividends of $1.4 million or $0.28 per share.

     . Recognized as SBA Lender of the Year for 2000, the third consecutive year.

     . Selected as one of the Top 100 Best Companies to work for by the Oregon Business Magazine.

     .    Awarded the Quality Seal from Families in Good Company.

     .    Instituted a stock buy back program.

     . Maintained a consistent strong financial performance: Return on assets and return on equity of 1.91% and 16.89%, respectively.

Pacific Continental Corporation earned $5,722 or $1.12 per diluted share in 2001, compared to $4,808 or $0.96 per diluted share and $5,374 or $1.02 per diluted share in 2000 and 1999, respectively. Return on average assets was 1.91% in the current year, compared to 1.67% in 2000. Return on average equity for 2001 was 16.89% compared to 16.79% for the previous year.


At December 31, 2001, total assets were $309,548, an increase of 5% over 2000 year-end total assets of $294,124. Total deposits at year-end were $248,329 compared to $250,104 for the previous year.

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

Two tables follow which analyze the change in net interest income for 2001, 2000, and 1999. Table I, Average Balance, Analysis of Net Interest Earnings, provides information with regard to average balances of assets and liabilities, as well as associated dollar amounts of interest income and interest expense, relevant average yields or rates, and net interest income as a percent of average earning assets. Table II, Analysis of Changes in Interest Income and Interest Expense, shows the increase (decrease) in the dollar amount of interest income and interest expense and the differences attributable to changes in either volume or rates. Changes not solely due to volume or rate are allocated to rate.

2001 Compared to 2000

Net interest income for 2001 was $18,520, an increase of $1,258 or 7% over 2000 net interest income of $17,262. For the year 2001, net interest margin as a percentage of earning assets increased by 0.21% from 6.63% in 2000 to 6.84% in 2001.

During the year 2001, the Federal Reserve aggressively lowered market interest rates in response to economic conditions, which resulted in a 4.75% decline in the prime-lending rate. The Company's net interest margin improved despite the significant decline in market interest rates. The Company was able to lower its costs of interest-bearing liabilities during 2001 due to lower rates paid on deposit accounts and the Company's effectiveness in shortening the maturity structure of its interest-bearing liabilities in order to take advantage of falling market rates. Conversely, the Company was able to maintain a high yield on its earning assets, which dropped only 0.81% from 2000 to 2001, due to the activation of interest rate floors on existing loans.

Interest and fees on earning assets declined by $1,160 or 4% to $25,279. Referring to Table II, total interest income improved by $1,191 due to increased earning asset volumes, which was offset by a $2,264 drop in interest income due to lower yields on earning assets. Average earning assets grew by $10,282 or 4%. Loan growth accounted for all of the growth in earning assets. Referring to Table 1, loan yields declined by 0.81% due primarily to the decrease in the prime-lending rate, which affected yields on variable rate loans and new loan production. In addition, interest reversed and forgone on nonaccrual loans negatively impacted earning asset yields. Interest reversed and forgone on nonaccrual loans for the year totaled approximately $371 or 0.14% of earning assets. The activation of interest rate floors during the first half of 2001 on variable rate loans mitigated the decline in earning asset yields. At December 31, 2001, the Company had approximately $94,000 variable rate loans of which approximately $74,000 had active interest rate floors.

Interest expense on interest-bearing liabilities decreased by $2,417 or 26%. Referring to Table II, interest expense decreased $117 due to the change in mix of interest-bearing liabilities. Growth in money market and NOW account volumes combined with the use of term borrowings from the Federal Home Loan Bank of Seattle allowed the Company to reduce the volumes of high cost national time deposits and public time deposits. Again, referring to Table II, interest expense declined by $2,300 due to lower rates on interest-bearing liabilities, which was directly related to the decrease in market interest rates and the ability of the Company to restructure liability maturities. The decline of 1.42% on money market and NOW accounts combined with a 0.85% decline in time deposit rates accounted for $1,948 of the total decline in interest expense.

Finally, the Company's margin was positively impacted by the growth in noninterest bearing deposits. Current year average noninterest bearing deposits grew by $5,715 or 9% over last year. Noninterest bearing deposits account for 23% of the Company's total average assets.

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

Interest and fees on earning assets increased 16%, or $3,742, to $26,438. Referring to Table II, total interest income improved by $3,098 due to increased earning asset volumes and $644 due to improved rates or yields on earning assets. Average earning assets grew by $30,116 or 13%. Loan growth (net of allowance) accounted for $28,764 of the increased volume of earning assets. Loan yield improvement was directly related to the increase in the prime rate during 2000 and the volume of variable rate loans held in the Company's loan portfolio. The overall yield on earning assets was negatively impacted by a 16% decline in recognized loan fees from $954 in 1999 to $803 in 2000. In addition, higher nonperforming loans during the year 2000 negatively impacted earning asset and loan yields. Interest lost and reversed on nonperforming loans was approximately $215,000 during 2000 or 0.08% of earning assets. This compares to approximately $40,000 of interest lost and reversed during 1999.

Interest expense on interest bearing liabilities for the year 2000 increased 38%, or $2,533, to $9,176. Total interest expense increased by $1,113 due to higher volumes and $1,420 due to higher rates (See Table II). Growth in money market and time deposit volumes and corresponding increased rates accounted for $2,274 of the total increase in interest expense for the year. Rates on money market accounts increased 0.63% to 3.78% in 2000 from 1999. Rates on time deposits increased by 0.94% to 6.05% in 2000, up from 5.11% in 1999. The increase in rates and the use of higher rate funding sources during the first six months of 2000 caused the rate on interest bearing liabilities to increase 0.77% for the current year as compared to a 0.30% increase in the yield on earning assets.

The Company continued to benefit from funding with noninterest bearing sources. Average demand deposits in 2000 increased 12% over 1999. Noninterest bearing deposits represent 24% of total assets at December 31, 2000 compared to 23% at December 31, 1999.

Provision for Possible Loan Losses

Management provides for possible loan losses by maintaining an allowance. The level of the allowance is determined based upon judgments regarding the size and nature of the loan portfolio, historical loss experience, the financial condition of borrowers, the level of nonperforming loans, and anticipated general economic conditions. Additions to the allowance are charged to expense. Loans are charged against the allowance when management believes the collection of principal is unlikely.

The provision for loan losses totaled $1,455 in 2001, $1,340 in 2000, and $735 in 1999. Net loan charge offs were $186 in 2001 compared to $1,639 in 2000, and $357 in 1999. The larger provisions in 2001 and 2000 reflect specifically identified risks in the Company's loan portfolio and a general decline in economic conditions during 2001.

The allowance for loan losses at December 31, 2001 was $3,418 (1.41% of loans) compared to $2,418 (0.98% of loans) and $2,448 (1.17% of loans) at years end 2000 and 1999, respectively. The 2001 amount includes $1,050 in specific allowance for impaired loans. At December 31, 2001, the Company had $5,608 of impaired loans (net of government guarantees). At years ended 2000 and 1999, the Company classified no loans as impaired. Three loans secured by hotel properties in Oregon account for $4,900 of the year 2001 impaired loans.

Subsequent to December 31, 2001, the Company foreclosed and took possession of two of the above hotel properties. The Company hired a professional hotel management firm to operate these properties while they are made ready for sale. The Company expects to report these properties as other real estate owned at the end of the first quarter 2002. Also subsequent to year-end, the hotel property securing the third loan was sold to another party, and the loan of $1,900 was restructured without additional loss.

At December 31, 2000 and 1999, the Company had nonaccrual loans of $490 and $1,422, respectively that were not considered impaired. In addition, the Company had loans 90 days past due and still accruing interest of $953, $155, and $464 at December 31, 2001, 2000, and 1999, respectively.

Management believes that the allowance for loan losses is adequate for estimated loan losses, based on management's assessment of various factors, including present past due and impaired loans, past history of loss experience, and present economic conditions. In response to the increase in impaired loans and a slow down in the economy, management increased the allowance for loan losses. Past due and impaired loans are actively managed to minimize the potential loss of principal.

Noninterest Income

Noninterest income is income derived from sources other than fees and interest on earning assets. The Company's primary sources of noninterest income are service charge fees on deposit accounts, merchant bankcard activity, income derived from mortgage banking services, and gains on the sale of loans.

2001 Compared to 2000

Year-to-date noninterest income was $4,894, up $985 or 25% over 2000. For the year 2001, noninterest income accounted for 21% of total operating revenue (net interest income plus noninterest income), compared to 18% and 20% for 2000 and 1999, respectively. Growth in noninterest income during 2001 was attributable to five categories. Revenues on deposit accounts grew by $89 or 9%. Other fee income, principally merchant bankcard processing fees were up $326 or 17% due to increased volumes and the addition of new clients. Mortgage banking income and gain on sales of loans increased by $38 or 7%. Residential mortgage revenues increased $173 or 77% due to the high level of home sales and refinancing activities in the low interest rate environment, while gain on sales of loans decreased $135. During 2001, the Company sold approximately $2,800 of government guaranteed loans, compared to $5,800 during 2000. Loan servicing fees improved by $235 or 93% due to an increase in the loan servicing portfolio, which resulted from approximately $9,600 in loan sales during the fourth quarter 2000 and first quarter 2001. Finally, gains on the sales of securities were $251 for the year 2001 compared to a loss of $24 recorded in 2000.

2000 Compared to 1999

In 2000, noninterest income was $3,909, down 5% from 1999 noninterest income of $4,119. For 2000, noninterest income accounted for 18% of total operating revenue, compared to 20% for 1999. The decline in noninterest income was attributable to two categories. Loan servicing fees of $254 were down $206 or 45% due to an overall decline in the loan-servicing portfolio and a related principal reduction on a serviced loan that required a $62 write off of a servicing asset booked in 1999. Mortgage banking income and gains on sales of loans dropped significantly from $953 in 1999 to $578 in 2000. Mortgage banking income was down $143 or 30%, and gain on sales of loans was down $233 or 43%. A general softening of the residential market, higher interest rates, and lower levels of refinancing contributed to lower mortgage revenues in 2000. During 2000, the Company sold approximately $5,800 of government guaranteed loans, which resulted in gain on sales of loans of $235. That compares to sales of approximately $4,300 of government guaranteed loans and $3,700 of commercial real estate loans that resulted in gains of $476 in 1999. These declines in noninterest income were partially offset by increased account service charges, up $86 or 9% and increased fee income, principally bankcard processing fees, up $379 or 25%.

Noninterest Expense

Noninterest expense represents all expenses other than interest costs associated with deposits and other interest bearing liabilities. It incorporates personnel, premises and equipment, data processing and other operating expenses.

2001 Compared to 2000

Year-to-date noninterest expense of $12,654 was up $684 or 6% over last year. Bankcard processing fees increased $233 or 16% (directly related to the revenue increase and increased volumes) and accounted for 34% of the total expense increase. Excluding bankcard processing fees, all other noninterest expense grew by $451 or 4%. Salaries and employee benefits rose $589 or 10% due to salary increases of existing staff, increased commissions to mortgage loan originators, and higher benefit costs. Expense increases in bankcard processing and salaries were offset by a $57 decline in business development expense and a $167 decline in other expense. The decline in the other expense category resulted from an $86 drop in repossession expense and a decrease of $60 in NASDAQ listing fees.

2000 Compared to 1999

For 2000, noninterest expense increased $1,270 or 12% over 1999. Total personnel expense, which accounted for 52% of total noninterest expense in the current year, was up $537 or 10%. The full year effect of the Tualatin office, which opened in June 1999 and the opening of the West 11/th/ office in Eugene in June 2000 added to staff and salaries. Premises and equipment expense dropped by $84 or 6% from $1,353 in 1999 to $1,267 in 2000. The decline in premises and equipment expenses was attributable to an increase of approximately $135 in rent income from the Company's three story Gateway office building located in Springfield, Oregon. Growth in the merchant bankcard processing operation increased processing expenses by $383 or 34% and was related to an increase in the number of clients and corresponding volumes. The $23 increase in business development expense was primarily due to promotional expenses related to the Bank's new online banking product. Current year other expense increased by $412 or 22%. Approximately $131 of the increase in the other expense category was related to expenses on foreclosed assets.

LIQUIDITY

Liquidity is the term used to define the Company's ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity and funding sources are provided through the sale of loans, access to national CD markets, and both secured and unsecured borrowings.

Core deposits at December 31, 2001 were 97% of total deposits, compared to 93% at December 31, 2000. During the last six months of 2001, the company experienced a $22,000 increase in its core deposit base. During the first half of 2001, asset growth was primarily funded with long-term borrowings from the Federal Home Loan Bank of Seattle. Over the course of the last fifteen months, the Company intentionally allowed national time deposits and public funds to mature and alternatively use core deposit growth and short term borrowing lines for funding in order take advantage of falling market interest rates. The decline in outstanding deposits of $1,225 was entirely attributable to the planned reduction of these deposit types.

Overnight-unsecured borrowing lines have been established at various correspondent banks, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At year-end December 31, 2001, the Bank had overnight borrowing lines totaling approximately $81,500. At December 31, 2001, the Company had approximately $57,500 of overnight funding available. In addition, $11,000 of funding was available from the State of Oregon time deposit program with community banks. The Company's loan portfolio also contains approximately $13,200 in guaranteed government loans, which can be sold on the secondary market.

CAPITAL RESOURCES

Capital is the shareholder's investment in the Company. Capital grows through the retention of earnings and the issuance of new stock through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity.

Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a "well capitalized" designation (the FDIC's highest rating). At December 31, 2001, the Company's total capital to risk weighted assets was 13.98%, compared to 13.17% at December 31, 2000.

On October 19, 2001, the Company paid a 10% stock dividend to shareholders of record at October 5, 2001. The Company also announced a stock repurchase plan in November 2001, which expires on December 31, 2002. The plan allows the Company to purchase up to 200 thousand shares or approximately 4% of outstanding shares over the next twelve months. During the month of December 2001, the Company repurchased 12.1 thousand shares on the open market.

The Company pays semi-annual cash dividends, in June and December, with payments representing approximately 25% of the previous six-month's earnings. During 2001, the Company paid cash dividends of $1,401, an increase of 14% over 2000 cash dividends of $1,225.

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

Interest rate risk generally arises when the maturity or repricing structure of the Company's assets and liabilities differ significantly. Asset and liability management, which among other things addresses such risk, is the process of developing, testing and implementing strategies that seek to maximize net interest income while maintaining sufficient liquidity. This process includes monitoring contractual maturity and prepayment expectations together with expected repricing of assets and liabilities under different interest rate scenarios. Generally, the Company seeks a structure that insulates net interest income from large deviations attributable to changes in market rates.

Interest rate risk is managed through the monitoring of the Company's balance sheet by subjecting various asset and liability categories to interest rate shocks and gradual interest rate movements over a one-year period of time. Interest rate shocks use an instantaneous adjustment in market rates of large magnitudes on a static balance sheet to determine the effect such a change in interest rates would have on the Company's net interest income and capital for the succeeding twelve-month period. Such an extreme change in interest rates and the assumption that management would take no steps to restructure the balance sheet does limit the usefulness of this type of analysis. This type of analysis tends to provide a best case or worst-case scenario. A more reasonable approach utilizes gradual interest rate movements over a one-year period of time to determine the effect on the Company's net interest income.

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

The Company strives to manage the balance sheet so that net interest income is not negatively impacted more than 15% given a change in interest rates of plus or minus 200 basis points. Evaluations of the forecasting model at December 31, 2001 indicate the Company is within its established guidelines. During the last two quarters of 2001, the model has shown the Company is becoming more asset sensitive. During the first half of 2002, the Company expects net interest margin to decline as loans with active interest rate floors renew at current market rates, which will cause earning asset yields to fall faster than the cost of interest-bearing deposits.

The following tables show the estimated impact of interest rate changes on net interest income. Tables show results of Company supplied data for both the rate shock and gradual interest rate scenarios. The base figure of $18,520 used in both analyses represents actual net interest income for the year 2001. Due to the various assumptions used for this modeling, no assurance can be given that projections will reflect actual results.

Interest Rate Shock Analysis
Net Interest Income and Market Value Performance
(dollars, in thousands)

          --------------   ---------------------------------------------
            Projected                     Net Interest Income
             Interest      Estimated         $ Change        % Change
           Rate Change      Value             From Base      from Base
          --------------   ---------------------------------------------
               +200            $ 20,539       $ 2,019         10.90%
               +100              19,755         1,235          6.67%
               Base              18,520             0          0.00%
               -100              17,694          (826)        -4.46%
               -200              16,648        (1,872)       -10.11%
          --------------------------------------------------------------

Gradual Interest Rate Movement Forecast
Net Interest Income and Market Value Performance
(dollars, in thousands)

          -----------------    ------------------------------------------
          Projected                       Net Interest Income
          Interest             Estimated       $ Change      % Change
          Rate Change           Value           From Base    from Base
          -----------------    -----------------------------------------
          Rising 2.40%          $  19,061        $  541         2.92%
          Base                     18,520             0         0.00%
          Declining 2.40%          18,181          (339)      - 1.83%
          --------------------------------------------------------------


FORM 10-K

A copy of the Company's annual report of Form 10-K which is filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is available to shareholders, at no charge, upon written request to: Pacific Continental Bank, P.O. Box 10727, Eugene, OR 97440-2727.

                       Table I

          Average Balance Analysis of Net Interest Earnings
                     $ Thousands

                                                                    2001                                       2000
                                                                    ----                                       ----
                                                    Average       Interest       Average      Average     Interest        Average
                                                    Balance   Income/(Expense  Yield/(Cost)   Balance  Income/(Expense  Yield/(Cost)
                                                    -------   ---------------  ------------   -------  ---------------  ------------
Interest Earning Assets
Federal funds sold and interest
 bearing deposits in banks                          $  1,656         $     51         3.08%  $  1,321         $    92         6.94%
Securities available for sale:
 Taxable (1)                                        $ 34,604         $  2,294         6.63%  $ 34,979         $ 2,324         6.64%

Loans, net of allowance for loan losses(2)(3)(4)    $234,441         $ 22,933         9.78%  $224,119         $24,022        10.72%
                                                    --------         --------                ---------        --------

 Total interest earning assets                      $270,701         $ 25,279         9.34%  $260,419         $26,438        10.15%

Non Interest Assets
Cash and due from banks                             $ 13,941                                 $ 12,896
Premises and equipment                              $ 13,198                                 $ 12,237
Interest receivable and other                       $  1,881                                 $  3,037
                                                    --------                                 --------
 Total non interest assets                          $ 29,020                                 $ 28,170

  Total assets                                      $299,721                                 $288,589

Interest Bearing Liabilities
Money market and NOW accounts                       $106,851          ($2,522)       -2.36%  $101,157         ($3,825)       -3.78%
Savings deposits                                    $ 12,886            ($218)       -1.69%  $ 12,384           ($361)       -2.92%
Time deposits                                       $ 50,549          ($2,630)       -5.20%  $ 62,799         ($3,801)       -6.05%
Federal funds purchased                             $  4,577            ($229)       -5.01%  $  5,762           ($371)       -6.44%
Term borrowings                                     $ 20,666          ($1,159)       -5.61%  $ 13,112           ($818)       -6.24%
                                                    --------         --------                --------         -------

 Total interest bearing liabilities                 $195,529          ($6,759)       -3.46%  $195,214         ($9,176)       -4.70%
Non Interest Bearing Liabilities
Demand deposits                                     $ 68,572                                 $ 62,857
Interest payable and other                          $  1,738                                 $  1,892
                                                    --------                                 --------
 Total non interest liabilities                     $ 70,310                                 $ 64,749
                                                    --------                                 --------
  Total liabilities                                 $265,839                                 $259,963
Stockholders' equity                                $ 33,882                                 $ 28,626
                                                    --------                                 --------
Total liabilities and stockholders equity           $299,721                                 $288,589
Net Interest Income                                                   $18,520                                 $17,262
Net Interest Income as a Percent of Earning Assets                       6.84%                                   6.63%

                                                                   1999
                                                                   ----
                                                    Average      Interest        Average
                                                    Balance   Income/(Expense  Yeild/(Cost)
                                                    -------   ---------------  ------------
Interest Earning Assets
Federal funds sold and interest
 bearing deposits in banks                         $    604          $     37         6.15%
Securities available for sale:
 Taxable (1)                                       $ 34,344          $  2,195         6.39%

Loans, net of allowance for loan losses(2)(3)(4)   $195,355          $ 20,465        10.48%
                                                   --------          --------

 Total interest earning assets                     $230,303          $ 22,697         9.86%

Non Interest Assets
Cash and due from banks                            $ 11,524
Premises and equipment                             $ 11,087
Interest receivable and other                      $  2,357
                                                   --------
 Total non interest assets                         $ 24,968

  Total assets                                     $255,271

Interest Bearing Liabilities
Money market and NOW accounts                      $ 90,655           ($2,852)       -3.15%
Savings deposits                                   $ 11,324             ($303)       -2.68%
Time deposits                                      $ 48,944           ($2,501)       -5.11%
Federal funds purchased                            $  7,786             ($412)       -5.29%
Term borrowings                                    $ 10,345             ($575)       -5.56%
                                                   --------          --------

 Total interest bearing liabilities                $169,054           ($6,643)       -3.93%
Non Interest Bearing Liabilities
Demand deposits                                    $ 56,301
Interest payable and other                         $  1,743
                                                   --------
 Total non interest liabilities                    $ 58,044
                                                   --------
  Total liabilities                                $227,098
Stockholders' equity                               $ 28,173
                                                   --------
Total liabilities and stockholders equity          $255,271
Net Interest Income                                                  $ 16,054
Net Interest Income as a Percent of Earning Assets                       6.97%

NOTES TO TABLE 1

1.   Federal Home Loan Bank stock is included in securities available for sale.

2.   Nonaccrual loans are included in average balance totals.

3. Interest income includes recognized loan origination fees of $811, $803, and $954 for the years-ended 2001, 2000, and 1999 respectively.

4.   Total includes loans held for sale.

                                    Table II
           Analysis of Changes in Interest Income and Interest Expense
                                   $ Thousands

                                                    2001 compared to 2000                 2000 compared to 1999
                                                  Increase (decrease) due to           Increase (decrease) due to
                                                  --------------------------           --------------------------
                                               Volume       Rate          Net        Volume        Rate         Net
                                               ------       ----          ---        ------        ----         ---
Interest earned on:
Federal funds sold and interest
 bearing deposits in banks                     $   23         ($63)        ($40)    $     44     $     11     $     55
Securities avialable for sale:
 Taxable                                         ($25)         ($5)        ($30)    $     41     $     89     $    130
 Tax-exempt                                    $    0     $      0     $      0     $      0     $      0     $      0
Loans, net of allowance for loan losses        $1,106      ($2,195)     ($1,089)    $  3,013     $    544     $  3,557
                                               ------     --------     --------     --------     --------     --------

 Total interest income                         $1,105      ($2,264)     ($1,160)    $  3,098     $    644     $  3,742

Interest paid on:
Money market and NOW accounts                   ($215)    $  1,518     $  1,303        ($330)       ($643)       ($973)
Savings deposits                                 ($15)    $    158     $    143         ($28)        ($30)        ($58)
Time deposits                                  $  742     $    430     $  1,172        ($708)       ($593)     ($1,301)
Federal funds purchased                        $   76     $     65     $    141     $    107         ($66)    $     41
Term borrowings                                 ($471)    $    129        ($342)       ($154)        ($89)       ($243)
                                               ------     --------     --------     --------     --------     --------

 Total interest expense                        $  117     $  2,300     $  2,417      ($1,113)     ($1,421)     ($2,534)
                                               ------     --------     --------     --------     --------     --------

   Net interest income                         $1,221     $     37     $  1,258     $  1,985        ($777)    $  1,208

                Pacific Continental Corporation and Subsidiaries




                        Consolidated Financial Statements

                  Years Ended December 31, 2001, 2000 and 1999




                        ZIRKLE, LONG & TRIGUEIRO, L.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              Eugene, Oregon 97401

                Pacific Continental Corporation and Subsidiaries

C O N T E N T S
--------------------------------------------------------------------------------


                                                                                 Page
                                                                                 ----
Independent Auditors' Report                                                       1

Financial Statements:
   Consolidated Balance Sheets                                                     2
   Consolidated Statements of Income                                               3
   Consolidated Statements of Changes in Stockholders' Equity                      4
   Consolidated Statements of Cash Flows                                           5
   Notes to Consolidated Financial Statements                                      6

                        ZIRKLE, LONG & TRIGUEIRO, L.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              Eugene, Oregon 97401



Independent Auditors' Report



The Board of Directors and Stockholders
Pacific Continental Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheets of Pacific Continental Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Continental Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Eugene, Oregon
January 25, 2002

                Pacific Continental Corporation and Subsidiaries
                           Consolidated Balance Sheets

                                                                     December 31
                                                            ---------------------------
                                                                2001           2000
                                                            ------------   ------------

                             ASSETS

Cash and due from banks                                     $ 15,268,742   $ 15,145,489
Federal funds sold                                            16,521,304        615,009
                                                            ------------   ------------

             Total cash and cash equivalents                  31,790,046     15,760,498

Securities available-for-sale                                 20,126,762     38,114,974
Loans held for sale                                            1,923,758        813,551
Loans, less allowance for loan losses                        237,759,644    221,631,188
Interest receivable                                            1,409,822      1,714,524
Federal Home Loan Bank stock                                   2,460,800      2,298,800
Property, net of accumulated depreciation                     13,305,735     12,977,821
Deferred income taxes                                            307,822              -
Other assets                                                     463,850        812,939
                                                            ------------   ------------

             Total assets                                   $309,548,239   $294,124,295
                                                            ============   ============

        LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities:
    Deposits:
      Noninterest-bearing                                   $ 80,559,463   $ 69,548,873
      Savings and interest-bearing demand                    126,243,389    126,770,317
      Time, $100,000 and over                                 19,608,040     27,476,161
      Other time                                              21,917,788     26,308,204
                                                            ------------   ------------

                                                             248,328,680    250,103,555

    Federal funds purchased                                            -        900,000
    Federal Home Loan Bank term borrowings                    24,000,000     11,500,000
    Accrued interest and other liabilities                     1,615,177      1,250,708
                                                            ------------   ------------
             Total liabilities                               273,943,857    263,754,263
                                                            ------------   ------------


Commitments and contingencies (Notes 6 and 16)

Stockholders' equity:
    Common stock, $1 par value; 10,000,000 shares
        authorized; 5,066,290 and 4,535,752 shares
        outstanding in 2001 and 2000, respectively             5,066,290      4,535,752
    Additional paid-in capital                                20,706,519     14,056,333
    Retained earnings                                          9,541,959     11,787,069
    Accumulated other comprehensive income (loss)                289,614         (9,122)
                                                            ------------   ------------
             Total stockholders' equity                       35,604,382     30,370,032
                                                            ------------   ------------

             Total liabilities and stockholders' equity     $309,548,239   $294,124,295
                                                            ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                Pacific Continental Corporation and Subsidiaries
                        Consolidated Statements of Income

                                                                        Year Ended December 31
                                                               -------------------------------------------
                                                                   2001           2000           1999
                                                               -------------  -------------  -------------
    Interest income:
      Loans                                                    $ 22,933,342   $ 24,024,226   $ 20,466,227
      Securities                                                  2,132,074      2,180,717      2,041,920
      Dividends on Federal Home Loan Bank stock                     162,198        143,554        151,881
      Federal funds sold                                             50,970         89,126         37,170
                                                               ------------   ------------   ------------

                                                                 25,278,584     26,437,623     22,697,198
                                                               ------------   ------------   ------------

    Interest expense:
      Deposits                                                    5,370,134      7,987,275      5,655,472
      Federal Home Loan Bank borrowings                           1,159,342        817,640        575,209
      Federal funds purchased                                       229,523        370,791        412,257
                                                               ------------   ------------   ------------

                                                                  6,758,999      9,175,706      6,642,938
                                                               ------------   ------------   ------------

               Net interest income                               18,519,585     17,261,917     16,054,260

    Provision for loan losses                                     1,455,000      1,340,000        735,000
                                                               ------------   ------------   ------------

               Net interrest income after provision for
                    loan losses                                  17,064,585     15,921,917     15,319,260
                                                               ------------   ------------   ------------

    Noninterest income:
      Service charges on deposit accounts                         1,105,636      1,016,896        977,151
      Other fee income, principally bankcard processing           2,210,823      1,885,066      1,505,863
      Loan servicing                                                489,356        253,961        952,907
      Mortgage banking income and gains on sales
         of loans                                                   616,254        578,319        952,907
      Gains (losses) on sales of securities                         251,003        (24,322)        30,490
      Other                                                         220,548        199,294        193,017
                                                               ------------   ------------   ------------
                                                                  4,893,620      3,909,214      4,119,034
                                                               ------------   ------------   ------------

    Noninterest expense:
      Salaries and employee benefits                              6,764,328      6,174,747      5,638,406
      Premises and equipment                                      1,353,566      1,268,630      1,353,447
      Bankcard processing                                         1,735,977      1,503,279      1,119,924
      Business development                                          748,580        805,201        773,445
      Other                                                       2,051,483      2,218,226      1,815,205
                                                               ------------   ------------   ------------

                                                                 12,653,934     11,970,083     10,700,427
                                                               ------------   ------------   ------------

               Income before income taxes                         9,304,271      7,861,048      8,737,867

    Provision for income taxes                                    3,582,000      3,053,000      3,364,000
                                                               ------------   ------------   ------------

               Net income                                      $  5,722,271   $  4,808,048   $  5,373,867
                                                               ============   ============   ============

    Earnings per share:
      Basic                                                    $       1.14   $        .96   $       1.02
      Diluted                                                  $       1.12   $        .96   $       1.02

    The accompanying notes are an integral part of these consolidated financial statements.

                                                            Stockholders' Equity

                Pacific Continental Corporation and Subsidiaries
           Consolidated Statements of Changes in Stockholders' Equity
              For the Years Ended December 31, 2001, 2000 and 1999

                                                                                                          Accumulated
                                                                               Additional                    Other
                                                      Number       Common       Paid-in      Retained    Comprehensive
                                                    of Shares      Stock        Capital      Earnings    Income (Loss)     Total
                                                  ------------   ----------   ------------ ------------ -------------- -------------
Balance, January 1, 1999                             4,803,053   $4,803,053   $14,572,528  $  7,657,712    $  92,357   $ 27,125,650
                                                                                                          -----------  -------------

  Net income                                                                                  5,373,867                   5,373,867
  Other comprehensive loss:
    Unrealized losses on securities                                                                         (920,074)
    Reclassification of gains realized                                                                       (30,490)
    Deferred income taxes                                                                                    364,604
                                                                                                          -----------

           Other comprehensive income                                                                       (585,960)      (585,960)
                                                                                                          -----------  -------------

  Comprehensive income                                                                                                    4,787,907
  Stock options exercised and related tax benefit       35,902       35,902       305,847                                   341,749
  Cash dividends                                                                             (1,323,255)                 (1,323,255)
  Shares repurchased and retired                      (243,333)    (243,333)     (743,382)   (2,834,017)                 (3,820,732)
                                                    -----------  -----------  ------------ -------------               -------------

Balance, December 31, 1999                           4,595,622    4,595,622    14,134,993     8,874,307     (493,603)    27,111,319
                                                                                                          -----------  -------------

  Net income                                                                                  4,808,048                   4,808,048
  Other comprehensive income:
    Unrealized gains on securities                                                                           761,611
    Reclassification of losses realized                                                                       24,322
    Deferred income taxes                                                                                   (301,452)
                                                                                                          -----------

           Other comprehensive loss                                                                          484,481        484,481
                                                                                                          -----------  -------------

  Comprehensive income                                                                                                    5,292,529
  Stock options exercised and related tax benefit       17,638       17,638       160,183                                   177,821
  Cash dividends                                                                             (1,224,713)                 (1,224,713)
  Shares repurchased and retired                       (77,508)     (77,508)     (238,843)     (670,573)                   (986,924)
                                                    -----------  -----------  ------------ -------------               -------------

Balance, December 31, 2000                           4,535,752    4,535,752    14,056,333    11,787,069       (9,122)    30,370,032
                                                                                                          -----------  -------------

  Net income                                                                                  5,722,271                   5,722,271
  Other comprehensive income:
    Unrealized gains on securities                                                                           735,649
    Reclassification of net gains realized                                                                  (251,003)
    Deferred income taxes                                                                                   (185,910)
                                                                                                          -----------

           Other comprehensive income                                                                        298,736        298,736
                                                                                                          -----------  -------------

  Comprehensive income                                                                                                    6,021,007
  Stock options exercised and related tax benefit       81,920       81,920       687,186                                   769,106
  10% stock dividend                                   460,719      460,719     6,012,383    (6,473,102)
  Cash dividends                                                                             (1,400,993)                 (1,400,993)
  Shares repurchased and retired                       (12,101)     (12,101)      (49,383)      (93,286)                   (154,770)
                                                    -----------  -----------  ------------ -------------               -------------

Balance, December 31, 2001                           5,066,290   $5,066,290   $20,706,519  $  9,541,959    $ 289,614   $ 35,604,382
                                                    -----------  -----------  ------------ -------------  -----------  -------------

The accompanying notes are an integral part of these consolidated financial statements.

                Pacific Continental Corporation and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                            Year Ended December 31
                                                                 -------------------------------------------
                                                                     2001            2000           1999
                                                                 ------------    ------------   ------------
Cash flows from operating activities:
  Net income                                                     $  5,722,271    $  4,808,048   $  5,373,867
  Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation                                                      854,997         778,813        780,647
    Amortization (accretion)                                          (92,463)         55,378        112,560
    Provision for loan losses                                       1,455,000       1,340,000        735,000
    Losses of foreclosed assets                                             -          82,679              -
    Deferred income taxes                                            (522,000)        334,000       (137,000)
    (Gains) losses on sales of securities                            (251,003)         24,322        (30,490)
    Stock dividends from Federal Home Loan Bank                      (162,000)       (143,300)      (151,600)
    Change in:
      Interest receivable                                             304,702        (161,630)      (244,136)
      Deferred loan fees                                               29,229         (43,309)        30,471
      Capitalized loan servicing rights                                69,799         130,870       (126,573)
      Loans held for sale                                            (806,170)        623,785      3,612,098
      Accrued interest and other liabilities                          239,527         203,310        232,248
      Income taxes payable                                            177,210          17,327        (76,731)
      Other assets                                                   (105,710)          3,101       (149,985)
                                                                 ------------    ------------   ------------

           Net cash provided by operating activities                6,913,389       8,053,394      9,960,376
                                                                 ------------    ------------   ------------

Cash flows from investing activities:
  Proceeds from sales and maturities of securities                 27,382,531       9,852,549     16,266,537
  Purchase of securities                                           (8,566,206)    (12,411,330)   (21,019,078)
  Loans made net of principal collections received                (11,710,097)    (17,787,588)   (32,366,284)
  Proceeds from sales of loans                                      1,500,000       3,200,000      3,748,144
  Purchase of loans                                                (7,706,625)     (1,030,000)             -
  Purchase of property                                             (1,182,911)     (1,992,864)    (1,827,997)
  Proceeds on sale of foreclosed assets                               385,000         442,321              -
                                                                 ------------    ------------   ------------

           Net cash provided by (used in) investing activities        101,692     (19,726,912)   (35,198,678)
                                                                 ------------    ------------   ------------

Cash flows from financing activities:
  Net increase (decrease) in deposits                              (1,774,876)     25,928,787     29,845,945
  Change in federal funds purchased                                  (900,000)     (4,900,000)    (2,800,000)
  Change in Federal Home Loan Bank term borrowings                 12,500,000      (1,500,000)     2,000,000
  Proceeds from stock options exercised                               745,106         164,820        298,749
  Dividends paid                                                   (1,400,993)     (1,224,713)    (1,323,255)
  Repurchase of Company shares                                       (154,770)       (986,924)    (3,820,732)
                                                                 ------------    ------------   ------------

           Net cash provided by financing activities                9,014,467      17,481,970     24,200,707
                                                                 ------------    ------------   ------------

Net increase (decrease) in cash and cash equivalents               16,029,548       5,808,452     (1,037,595)

Cash and cash equivalents, beginning of year                       15,760,498       9,952,046     10,989,641
                                                                 ------------    ------------   ------------

Cash and cash equivalents, end of year                           $ 31,790,046    $ 15,760,498   $  9,952,046
                                                                 ============    ============   ============

Supplemental information:
  Noncash investing and financing activities:
    Transfers of loans to foreclosed assets                      $          -    $    785,000   $    125,000
    Transfers of loans held for sale                                  304,037       1,329,938        617,122
    Change in unrealized gain on securities, net of
         deferred income taxes                                        298,736         484,481        585,960
  Cash paid during the year for:
    Income taxes                                                    3,926,790       2,688,672      3,577,732
    Interest                                                        6,929,933       9,091,100      6,644,367

The accompanying notes are an integral part of these consolidated financial statements.

                Pacific Continental Corporation and Subsidiaries
                   Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies:

     Principles of Consolidation - The consolidated financial statements include the accounts of Pacific Continental Corporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Pacific Continental Bank (the "Bank") and the Bank's wholly-owned subsidiaries, PCB Service Corporation (which owns and operates bank-related real estate) and PCB Loan Services Corporation (which owns and operates certain repossessed or foreclosed collateral). The Bank provides commercial banking, financing, mortgage lending and other services in Western Oregon. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

     The Bank is required to maintain certain reserves as defined by regulation. Such reserves were maintained in cash at December 31, 2001.

     Securities Available-for-Sale - Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. The Bank classified all securities as available-for-sale throughout 2001 and 2000. Securities classified as available-for-sale are reported at estimated fair value, net of deferred taxes. The difference between estimated fair value and amortized cost is a separate component of stockholders' equity (accumulated other comprehensive income). Management determines the appropriate classification of securities at the time of purchase.

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

     Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management considers adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loss experience. The evaluations take into consideration such factors as changes in the nature of the loan portfolio, overall portfolio quality, review of specific problem loans, estimated value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when management believes that it is probable that all amounts will not be collected according to the contractual terms. An impaired loan is valued using the present value of expected cash flows discounted at the loan's effective interest rate, the observable market price of the loan or the estimated fair value of the loan's collateral or related guaranty. Loans deemed impaired are specifically allocated for in the allowance for loan losses.

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

     Federal Home Loan Bank Stock - The investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. For 2001, the minimum required investment was approximately $850,000. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

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

     Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

     Advertising - Advertising costs are generally charged to expense during the year in which they are incurred.

     Income Taxes - Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated using tax rates in effect for the year in which the differences are expected to reverse.

     Stockholders' Equity and Earnings Per Share - Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share include the effect of common stock equivalents that would arise from the exercise of stock options discussed in Note 12. Weighted shares outstanding are adjusted retroactively for the effect of stock dividends.

     Weighted average shares outstanding at December 31 are as follows:

                                                          2001         2000         1999
                                                      -----------  -----------  -----------
       Basic                                            5,036,428    5,000,147    5,223,755
       Common stock equivalents
            attributable to stock options                  50,487       16,273       49,561
                                                      -----------  -----------  -----------

       Diluted                                          5,086,915    5,016,420    5,273,316
                                                      ===========  ===========  ===========

     The Company repurchased and retired 12,101 shares of common stock costing $154,770 in 2001; 77,508 shares costing $986,924 in 2000; and 243,333 shares costing $3,820,732 in 1999.

     The Company has approved repurchase of 200,000 shares of Company stock, of which 12,101 were repurchased in 2001.

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

1.   Summary of Significant Accounting Policies, Continued:

     Financial Accounting Standards Board ("FASB") - In September 2000, FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities. This Statement replaces SFAS No. 125 and revises standards for accounting and securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of SFAS No. 125's provisions without reconsideration. It is generally effective after March 31, 2001. Adoption of SFAS No. 140 did not have a material effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These Statements make significant changes to the accounting for business combinations and goodwill. SFAS No. 141 eliminates the pooling-of-interests method of accounting and requires that the purchase method of accounting be used for business combinations initiated after June 30, 2001. SFAS No. 142 discontinues the practice of amortizing goodwill and requires that goodwill be continually evaluated for impairment and be written-down when appropriate. Other intangible assets with a determinable useful life will continue to be amortized over future periods. Adoption of SFAS Nos. 141 and 142 had no effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and provides guidance on classification and accounting for such assets when held for sale or abandonment. The Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 144 will have a material effect on the Company's financial position or results of operations.

     Reclassifications - The 2000 and 1999 figures have been reclassified where appropriate to conform with the financial statement presentation used in 2001. These reclassifications had no effect on previously reported net income.

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

2.    Securities Available-for-Sale:

      The amortized cost and estimated market values of securities available-for-sale at December 31 are as follows:

                                                                                     2001
                                                       ----------------------------------------------------------------
                                                                            Gross           Gross
                                                         Amortized       Unrealized       Unrealized
                                                            Cost            Gains           Losses        Market Value
                                                       ---------------  --------------  ---------------  --------------
        Obligations of U.S. Government agencies        $    3,697,772   $     231,736   $            -   $  3,929,508
        Obligations of states and political
            subdivisions (taxable)                          1,506,800           6,090                       1,512,890
        Mortgage-backed securities                         14,452,343         232,021                      14,684,364
                                                       --------------   -------------   ---------------  -------------

                                                       $   19,656,915   $     469,847   $            -   $ 20,126,762
                                                       ==============   =============   ===============  =============

                                                                                     2000
                                                       ----------------------------------------------------------------
                                                                            Gross           Gross
                                                         Amortized       Unrealized       Unrealized
                                                            Cost            Gains           Losses       Market Value
                                                       ---------------  --------------  ---------------  --------------
        Obligations of U.S. Government agencies        $   11,088,070   $     214,967   $            -   $ 11,303,037
        Obligations of states and political
            subdivisions (taxable)                          1,397,600          18,966                -      1,416,566
        Corporate notes                                     2,006,019           9,329                -      2,015,348
        Mortgage-backed securities                         23,638,083          62,604          320,664     23,380,023
                                                       --------------   --------------  --------------   ------------

                                                       $   38,129,772   $     305,866   $      320,664   $ 38,114,974
                                                       ==============   ==============  ==============   ============


      The amortized cost and estimated market value of securities at December 31, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations.


                                                                     2001                             2000
                                                       -------------------------------  -------------------------------
                                                          Amortized         Market          Amortized         Market
                                                            Cost            Value              Cost            Value
                                                       ---------------  --------------  --------------   --------------
          Due in one year or less                      $            -   $           -   $    2,006,019   $   2,015,348
          Due after one year through 5 years                3,697,772       3,929,508       11,088,070      11,303,037
          Due after 5 years through 15 years                1,506,800       1,512,879        1,397,600       1,416,566
          Mortgage-backed securities                       14,552,343      14,684,375       23,638,083      23,380,023
                                                       --------------   -------------   --------------   -------------

                                                       $   19,756,915   $  20,126,762   $   38,129,772   $  38,114,974
                                                       ==============   =============   ==============   =============

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued


2.    Securities Available-for-Sale, Continued:

      Gross realized gains and losses were $300,643 and $49,640, respectively, in 2001. Gross realized losses on sales of securities were $24,322 in 2000. Gross realized gains on sales of securities were $30,490 in 1999.

      At December 31, 2001, mortgage-backed securities with amortized costs of $6,598,773 (estimated market values of $6,778,000) were pledged to secure certain Treasury and public deposits as required by law.

3.    Loans:

      Major classifications of loans at December 31 are as follows:

                                                2001                2000
                                           -------------     ----------------

      Commercial loans                     $  63,058,587     $     54,797,800
      Real estate loans                      169,775,925          159,481,077
      Consumer loans                           9,453,854           10,582,451
                                           -------------     ----------------
                                             242,288,366          224,861,328
      Deferred loan origination fees          (1,110,693)          (1,081,464)
                                           -------------     ----------------
                                             241,177,673          223,779,864
      Allowance for loan losses               (3,418,029)          (2,148,676)
                                           -------------     ----------------

                                           $ 237,759,644     $    221,631,188
                                           =============     ================


      Scheduled maturities or repricing, if earlier, of loans at December 31, 2001 are as follows:

            Three months or less                             $     94,289,650
            Three months to one year                                9,764,860
            One year to three years                                63,498,644
            Three years to five years                              59,850,071
            Thereafter                                             14,885,141
                                                             ----------------

                                                             $    242,288,366
                                                             ================

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

3.    Loans, Continued:

      Allowance for Loan Losses:

                                                                   2001                 2000               1999
                                                           ----------------     ------------------    ---------------
       Balance, beginning of year                          $    2,148,676       $      2,447,900      $    2,069,614
       Provision charged to income                              1,455,000              1,340,000             735,000
       Loans charged against the allowance                       (273,232)            (1,729,518)           (376,706)
       Recoveries credited to allowance                            87,585                 90,294              19,992
                                                           --------------       ----------------      --------------

       Balance, end of year                                $    3,418,029       $      2,148,676      $    2,447,900
                                                           ==============       ================      ==============

      At December 31, 2001, the recorded investment in certain loans totaling $5,601,238, including all nonaccrual loans, were considered impaired. A specific related valuation of $1,050,000 is provided for these loans and is included in the allowance above. The average recorded investment in impaired loans for the year ended December 31, 2001 was approximately $2,000,000. Interest income recognized on impaired loans for the year ended December 31, 2001 was not significant. No loans were considered as impaired at December 31, 2000 or 1999. Loans on nonaccrual status were $489,957 and $1,422,344 at December 31, 2000 and 1999, respectively.
      Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $371,000, $31,000 and $102,000 in 2001, 2000 and 1999, respectively. Loans contractually past due 90 days or more on which interest was still accruing totaled $953,384 ($334,055 net of guarantees) and $155,097 at December 31, 2001 and 2000, respectively.

      A substantial portion of the loan portfolio is collateralized by real estate and is, therefore, susceptible to changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups. At December 31, 2001, approximately 11% of the Bank's loan portfolio was concentrated in loans to the hotel and motel industry, with no other single industry group exceeding 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

4.    Servicing:

      Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans at December 31, 2001 and 2000 were $32,944,670 and $39,635,162, respectively.

      The balance of capitalized loan servicing rights, net of valuation allowances, included in other assets was $83,675 and $153,473 at December 31, 2001 and 2000, respectively.

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

5.    Foreclosed Assets:

      There were no foreclosed assets at December 31, 2001. Foreclosed assets of $385,000 at December 31, 2000 is included in other assets and recorded at fair value less estimated selling costs.

6.    Property:

      Property at December 31 consists of the following:

                                                  2001                2000
                                             --------------      ------------
        Land                                 $   2,053,664       $  1,662,107
        Buildings and improvements              11,098,606         10,695,558
        Furniture and equipment                  4,515,037          4,770,083
                                             -------------       ------------
                                                17,667,307         17,127,748
        Less accumulated depreciation            4,361,572          4,149,927
                                             -------------       ------------
                                             $  13,305,735       $ 12,977,821
                                             -------------       ------------



      Lease Commitments - The Bank leases certain facilities for office locations under noncancelable operating lease agreements expiring through 2020. Rent expense related to these leases totaled $253,918, $212,011 and $186,149 in 2001, 2000 and 1999, respectively.

      Property Leased to Others - The Bank leases approximately 82% of its Springfield Gateway building to others under noncancelable operating lease agreements extending through 2011.

      Future minimum payments required under these leases are:

                                                                     Property
                                                   Lease              Leased
                                                Commitments         to Others
                                             -----------------   ------------
               2002                          $     236,319       $    407,491
               2003                                244,852            414,749
               2004                                244,003            390,043
               2005                                181,843            338,202
               2006                                162,541            234,955
               Thereafter                        1,247,690            467,770
                                             -------------       ------------
                                             $   2,317,248       $  2,253,210
                                             -------------       ------------

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

7.    Deposits:

      Scheduled maturities or repricing of time deposits at December 31 are as follows:

                                                 2001              2000
                                             -------------     -------------
        Less than three months               $ 12,974,165      $  17,905,220
        Three months to one year               19,922,198         30,860,570
        One to three years                      7,840,750          4,326,928
        Thereafter                                788,715            691,647


8.    Federal Funds Purchased:

      The Bank maintains uncollateralized federal funds borrowing lines with correspondent banks totaling $34,000,000. There were no borrowings against these lines at December 31, 2001. At December 31, 2000, $900,000 of federal funds were purchased from correspondent banks.

9.    Federal Home Loan Bank Term Borrowings:

      Federal Home Loan Bank term borrowings at December 31 are as follows:

                                                  2001               2000
                                             -------------     -------------
        Due January 2002, 5.36%              $  2,000,000      $           -
        Due January 2003, 5.76%                 6,000,000          6,000,000
        Due May 2003, 4.90%                     1,000,000                  -
        Due April 2004, 5.07%                   3,000,000                  -
        Due May 2004, 5.35%                     2,000,000                  -
        Due June 2004, 4.98%                    5,000,000                  -
        Due July 2004, 5.16%                    3,000,000                  -
        Due May 2005, 5.67%                     1,000,000                  -
        Due June 2005, 5.26%                    1,000,000                  -
        Paid 2001                                       -          5,500,000
                                             ------------      -------------
                                             $ 24,000,000      $  11,500,000
                                             ------------      -------------

      The Bank has a borrowing limit with the FHLB totaling $45,000,000 ($21,000,000 available at December 31, 2001). FHLB stock, funds on deposit with FHLB, securities and loans are pledged as collateral for borrowings from FHLB.

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

10.  Income Taxes:

      The provision for income taxes for the years ended December 31 consist of the following:

                                                               2001           2000           1999
                                                           -----------    ------------    -----------
         Currently payable:
          Federal                                          $ 3,397,000    $  2,251,000    $ 2,899,000
          State                                                707,000         468,000        602,000
                                                           -----------    ------------    -----------
                                                             4,104,000       2,719,000      3,501,000
                                                           -----------    ------------    -----------

          Deferred:

          Federal                                             (431,000)        276,000       (114,000)
          State                                                (91,000)         58,000        (23,000)
                                                           -----------    ------------    -----------

                                                              (522,000)        334,000       (137,000)
                                                           -----------    ------------    -----------

        Total provision for income taxes                   $ 3,582,000    $  3,053,000    $ 3,364,000
                                                           -----------    ------------    -----------

      The provision for deferred income taxes results from timing differences in the recognition of revenue and expenses for financial statement and tax purposes. The nature and tax effect of these differences for the years ended December 31 are as follows:

                                                              2001             2000           1999
                                                           -----------    ------------    -----------
        Loan fees and other loan basis adjustment
             differences between financial
             statement and tax purposes                    $   (81,770)   $     37,259    $   (34,792)
        Loan loss deduction for tax purposes
             more (less) than provision for financial
             reporting purposes                               (402,135)        191,532       (103,666)
        Depreciation deduction differences
             between financial statement and
             tax purposes                                            -          (5,957)       (20,044)
        Federal Home Loan Bank stock dividends                  50,419          45,264         47,503
        State income tax and other                             (88,514)         65,902        (26,001)
                                                           -----------    ------------    -----------

                                                           $  (522,000)    $   334,000    $  (137,000)
                                                           -----------    ------------    -----------

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

10.   Income Taxes, Continued:

      The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31 was as follows:

                                                                  2001       2000        1999
                                                               ----------  ----------  ----------
        Expected federal income tax provision
             at 34%                                            $3,163,000  $2,673,000  $2,971,000
        State income tax, net of federal income
             tax effect                                           407,000     347,000     382,000
        Other nondeductible expenses                               12,000      33,000      11,000
                                                               ----------  ----------  ----------

        Provision for income taxes                             $3,582,000  $3,053,000  $3,364,000
                                                               ==========  ==========  ==========

      The tax benefit associated with stock option plans reduced taxes payable by $24,000, $13,000 and $43,000 at December 31, 2001, 2000 and 1999,
      respectively. Such benefit is credited to additional paid-in capital.

      The components of deferred tax assets and liabilities at December 31 are as follows:

                                                                  2001       2000          1999
                                                               ----------  ---------   -----------
        Assets:
          Allowance for loan losses                            $1,088,302  $ 592,663   $   826,373
          Basis adjustments on loans                              144,507     60,252        65,966
          Other                                                    15,105          -             -
          Net unrealized losses on securities                           -      5,676       307,129
                                                               ----------  ---------   -----------

               Total deferred tax assets                        1,247,914    658,591     1,199,468
                                                               ----------  ---------   -----------

        Liabilities:
          Federal Home Loan Bank stock dividends                  433,730    371,593       316,629
          Excess tax over book depreciation                       195,671    192,072       198,617
          Net unrealized gains on securities                      180,233          -             -
          Other, principally loan origination costs               130,458    123,194        90,039
                                                               ----------  ---------   -----------

               Total deferred tax liabilities                     940,092    686,859       605,285
                                                               ----------  ---------   -----------

        Net deferred tax assets (liabilities)                  $  307,822  $ (28,268)  $   594,183
                                                               ==========  =========   ===========

      Management believes that net deferred taxes will be recognized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

11.   Retirement Plan:

      The Bank has a 401(k) profit sharing plan covering substantially all employees. The plan provides for employee and employer contributions. The total plan expenses, including employer contributions, were $388,917, $328,355 and $349,455 in 2001, 2000 and 1999, respectively.

12.   Stock Option Plans:

      The Company has Employee and Nonemployee Director Stock Option Plans that reserve shares of stock for issuance to executives, employees and directors. Under the plans, the exercise price of each option must equal the greater of market price or net book value of the Company's stock on the date of the grant, and the option's maximum term is ten years. Options granted before 2000 vested at grant. For employee options granted in 2001 and 2000, vesting occurs over a four-year period. Information with respect to options granted under the stock option plans, adjusted for stock splits and dividends, is as follows:

                                             2001                       2000                        1999
                                  -------------------------  --------------------------  --------------------------
                                                 Average                     Average                    Average
                                    Options       Price        Options        Price        Options        Price
                                  Outstanding    Per Share   Outstanding    Per Share    Outstanding    Per Share
                                  ------------   ----------  -------------  -----------  -------------  -----------
        Balance, beginning of
             year                     360,048      $  9.30        179,053      $ 10.45        220,864      $ 10.05
        Grants:
          Employees                   182,050        12.76        179,300         8.41              -
          Directors                    23,100        12.76         26,400         8.41              -
        Exercised                     (89,187)        8.35        (19,257)        8.54        (39,492)        7.56
        Expired                       (15,025)                     (5,448)                     (2,319)
                                  ------------               -------------               -------------

        Balance, end of year          460,986      $ 10.94        360,048      $  9.30        179,053      $ 10.45
                                  ============               =============               =============


        Options exercisable
             at end of year           216,424                     218,588                     179,053

        Options available for
             grant at end of
             year                     261,470                     460,075                     660,000

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

12.   Stock Option Plans, Continued:

      The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the plans been determined based on the fair value at the grant date for awards in 2001 and 2000 (no options granted in 1999) consistent with the provisions of SFAS No. 123, net income and earnings per share would have been the pro forma amounts indicated below:

                                                             2001              2000             1999
                                                         ----------        ----------        ----------
        Net income - as reported                         $5,722,271        $4,808,048        $5,373,867
        Net income - pro forma                            5,517,275         4,718,147         5,373,867
        Basic earnings per share - as reported                 1.14              0.96              1.02
        Basic earnings per share - pro forma                   1.10              0.94              1.02

      The fair value of each option grant ($3.13 and $2.21 in 2001 and 2000, respectively) is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
                                                              2001       2000
                                                           ---------  ---------

        Dividend yield                                        3.33%      3.89%
        Risk-free interest rate                               5.43%      6.50%
        Expected life                                       4 years    4 years
        Expected volatility                                  31.60%     30.24%


      Outstanding options at December 31, 2001 are as follows:

                                                      Shares                Price
                                            --------------------------
                                            Exercisable       Total       Per Share         Expiration
                                            -----------     ---------     ---------       --------------
                                                 47,846        47,846     $    8.78       June 2002
                                                 21,670        21,670         20.40       June 2003
                                                 88,498       186,595          8.41       September 2005
                                                 58,410       204,875         12.76       August 2006
                                               --------      --------

                                                216,424       460,986
                                               ========      ========

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

13.   Transactions with Related Parties:

      The Bank has granted loans to officers and directors and to companies with which they are associated. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The aggregate dollar amount of these loans outstanding was $1,541,519, $1,353,322 and $442,879 at December 31, 2001, 2000 and 1999, respectively. Activity with respect to these loans during the year ended December 31, 2001 was as follows:

        Balance, January 1, 2001                                     $1,353,322

          Additions or renewals                                         681,313
          Amounts collected or renewed                                 (493,116)
                                                                     ----------

        Balance, December 31, 2001                                   $1,541,519
                                                                     ----------


      In addition, there were $253,471 in commitments to extend credit to directors and officers at December 31, 2001, which are included as part of commitments in Note 14.

      Real estate management fees of $82,714 were paid to a director during 2001.

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

      Off-balance-sheet instruments at December 31 consist of the following:

                                                                         2001           2000
                                                                    -------------  -------------
        Commitments to extend credit                                 $51,726,566    $38,964,350
        Letters of credit and financial guarantees written             4,398,845      3,416,225

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

      The estimated fair values of the financial instruments at December 31 are as follows:

                                                           2001                                   2000
                                              -------------------------------       -------------------------------
                                                Carrying                              Carrying
                                                 Amount           Fair Value           Amount           Fair Value
                                              ------------       ------------       ------------       ------------
        Financial assets:
          Cash and cash equivalents           $ 31,790,046       $ 31,790,046       $ 15,760,498       $ 15,760,498
          Securities                            20,126,762         20,126,762         38,114,974         38,114,974
          Loans held for sale                    1,923,758          1,978,854            813,551            831,954
          Loans, net of allowance
               for loan losses                 237,759,644        242,899,991        221,631,188        222,375,535
          Interest receivable                    1,409,822          1,409,822          1,714,524          1,714,524
          Federal Home Loan
               Bank stock                        2,460,800          2,460,800          2,298,800          2,298,800

        Financial liabilities:
          Deposits                             248,328,680        249,178,680        250,103,555        250,218,555
          Federal funds purchased                        -                  -            900,000            900,000
          Federal Home Loan
               Bank borrowings                  24,000,000         24,835,000         11,500,000         11,493,000
          Accrued interest payable                 172,212            172,212            343,146            343,146

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

16.  Commitments and Legal Contingencies:

     During 2001, the Company entered into employment agreements with two key executives. The employment agreements provide for minimum aggregate annual base salaries of $353,750 in 2001, performance adjustments, life insurance coverage, incentive compensation, and other perquisites commonly found in such agreements. The employment agreements expire in April 2004. Aggregate bonus expense to these executives of $292,000 was recorded in 2001.

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, and of Tier I capital to leverage assets. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table.

                                                                                                   To Be Well
                                                                                               Capitalized Under
                                                                       For Capital             Prompt Corrective
                                                Actual              Adequacy Purposes          Action Provisions
                                      -------------------------  ------------------------   ------------------------
                                          Amount        Ratio        Amount        Ratio        Amount        Ratio
                                      --------------  ---------  --------------   -------   --------------   -------
        As of December 31, 2001:
          Total capital (to risk
                weighted assets)       $ 37,578,463     13.98%    $ 21,502,000        8%     $ 26,877,500       10%
          Tier I capital (to risk
                weighted assets)         34,160,434     12.71%      10,751,000        4%       16,126,500        6%
          Tier I capital (to leverage
                assets)                  34,160,434     11.14%      12,269,760        4%       15,337,200        5%

        As of December 31, 2000:
          Total capital (to risk
                weighted assets)       $ 32,439,587     13.17%    $ 19,702,720        8%     $ 24,628,400       10%
          Tier I capital (to risk
                weighted assets)         30,290,911     12.30%       9,851,360        4%       14,777,040        6%
          Tier I capital (to leverage
                assets)                  30,290,911     10.28%      11,786,560        4%       14,733,200        5%

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

18.  Parent Company Financial Information:

     Financial information for Pacific Continental Corporation (Parent Company only) is presented below:

                                 BALANCE SHEETS
                                   December 31

                                                                                      2001               2000
                                                                                ----------------  -----------------
        Assets:
          Cash ($185,042 and $32,781 deposited with the Bank)                      $  1,035,837       $     39,743
          Prepaid expenses                                                                2,500              7,500
          Deferred income taxes                                                         116,000             41,000
          Investment in the Bank, at cost plus equity
               in earnings                                                           34,450,045         30,281,789
                                                                                ----------------  -----------------

                                                                                   $ 35,604,382       $ 30,370,032
                                                                                ================  =================

        Liabilities and stockholders' equity:
          Liabilities                                                              $          -       $          -
          Stockholders' equity                                                       35,604,382         30,370,032
                                                                                ----------------  -----------------

                                                                                   $ 35,604,382       $ 30,370,032
                                                                                ================  =================

                              STATEMENTS OF INCOME
                        For the Periods Ended December 31

                                                                  2001               2000               1999
                                                            ----------------   ----------------  -----------------
        Income:
          Cash dividends from the Bank                           $ 1,995,000        $ 2,180,000        $ 4,514,000
          Interest income                                              2,082              2,519                411
                                                             ----------------   ----------------  -----------------
                                                                   1,997,082          2,182,519          4,514,411
                                                             ----------------   ----------------  -----------------

        Expenses:
          Investor relations                                         102,238                  -                  -
          Legal and registration expense                              46,198            126,149             45,132
          Personnel costs paid to Bank                                46,895                  -                  -
                                                             ----------------   ----------------  -----------------
                                                                     195,331            126,149             45,132
                                                             ----------------   ----------------  -----------------

                    Income before income tax benefit
                         and equity in undistributed
                         earnings of the Bank                      1,801,751          2,056,370          4,469,279

        Income tax benefit                                            75,000             28,000             13,000
        Equity in undistributed earnings of the Bank               3,845,520          2,723,678         (1,267,015)
                                                             ----------------   ----------------  -----------------
                    Net income                                   $ 5,722,271        $ 4,808,048        $ 3,215,264
                                                             ================   ================  =================

                Pacific Continental Corporation and Subsidiaries
              Notes to Consolidated Financial Statements, Continued

18.  Parent Company Financial Information, Continued:

                            STATEMENTS OF CASH FLOWS
                        For the Periods Ended December 31

                                                                   2001               2000               1999
                                                             ----------------   ----------------  -----------------
        Cash flows from operating activities:
          Net income                                         $     5,722,271    $     4,808,048   $      3,215,264
          Adjustments to reconcile net income
               to net capital provided by
               operating activities:
             Equity in undistributed earnings of                  (3,845,520)        (2,723,678)         1,267,015
                  the Bank
             Prepaid expenses                                          5,000             (7,500)                 -
             Deferred income taxes                                   (75,000)           (28,000)           (13,000)
                                                             ----------------   ----------------  -----------------

                    Net cash provided by operating
                          activities                               1,806,751          2,048,870          4,469,279
                                                             ----------------   ----------------  -----------------

        Cash flows from financing activities:
          Proceeds from stock options exercised                      745,106            164,820             84,208
          Dividends paid                                          (1,400,993)        (1,224,713)          (695,394)
          Shares repurchased and retired                            (154,770)          (986,924)        (3,820,403)
                                                             ----------------   ----------------  -----------------

                    Net cash used in financing
                          activities                                (810,657)        (2,046,817)        (4,431,589)
                                                             ----------------   ----------------  -----------------

        Net increase in cash                                         996,094              2,053             37,690

        Cash, beginning of period                                     39,743             37,690                  -
                                                             ----------------   ----------------  -----------------

        Cash, end of period                                  $     1,035,837    $        39,743   $         37,690
                                                             ================   ================  =================